

FurnitureBrands

2012 ANNUAL REPORT

Thomasville


Lane
FURNITURE
Entertain. Engage. Escape.


Broyhill

DREXEL HERITAGE

HICKORY
THE HICKORY CHAIR FURNITURE CO.

Pearson

Lane Venture

HENREDON

LA BARGE

MAITLAND-SMITH

Dear Fellow Stockholders,

At Furniture Brands, we spent 2012 improving our company by creating great new product, expanding our distribution, intelligently containing costs and getting our company ready to benefit from the economic recovery. Like other companies in our industry and many followers of the broader economy, we've been encouraged by signs that show the global economy, the housing industry and overall consumer confidence are improving as evidenced by:

- Increases in the home price index;
- A pick-up in sales of existing homes and home construction as well as a jump in the price of new homes;
- A drop in the unemployment rate that remained steady for the back half of 2012; and
- Forecasting that growth in housing starts will continue beyond 2013.

We are a part of an industry poised for growth, and believe we are in a position to claim our share of it. In 2012, we specifically made improvements and innovations in:

- **PRODUCT:** Across our brand portfolio, there is something for everyone. We've carefully diversified our brands to support our product strategy of "good-better-best." We offer consumers options from furniture at opening price points all the way to the most custom, luxurious furniture imaginable. With well-known brands from Broyhill and Lane to Thomasville and Drexel Heritage to Henredon and Hickory Chair, we have a balance of styling in our portfolio of products, ranging from traditional to transitional.
- **SALES INITIATIVES AND DISTRIBUTION GROWTH:** We sell our products across many channels to include multi-line furniture retailers, department stores, big-box retailers, interior designers and international retailers and distributors. In 2012, we added more online retailers, new channel retailers and expanded our licensing programs. In our 48 company owned Thomasville stores, we continue to improve our product offerings and in-store experience. We upgraded our marketing efforts and will leverage these initiatives to grow Thomasville sales in our stores and in our dealer owned stores. For example, we added a catalog to our marketing mix and had the best Labor Day sale in years. We know that our improved and better targeted marketing efforts, combined with our improved product offerings, are essential to driving top-line sales.
- **COST INITIATIVES:** Our cost base is the lowest it has been in years. We continue to focus on the philosophy of "control our controllables" company-wide as we foster a culture based upon lean principles and continuous improvement. This attitude has driven our efficiency efforts and led to savings on both the operational and administrative sides of our company.
- **SUPPLY CHAIN:** We continued to make solid investments in our manufacturing operations to enable us to control our destiny in this all-important product area. Our new plants in Mexico and Indonesia are running and combined with our U.S factories, give us a balanced footprint and enable us to control our quality, costs and service levels. This is a critical and core competency area for our company and represents, along with our brands, a source of competitive advantage.
- **FINANCIAL FLEXIBILITY:** We successfully closed on a new five year secured credit facility comprised of an asset-based loan and a secured term loan, which provides our company with increased flexibility to help with our transformation and growth efforts. GE Capital, Bank of America, Wells Fargo, and Pathlight are among our lenders and provided the majority of the facility on a fully committed basis.

We have improved our company operationally and believe we are now poised for growth. We have the tools we need to create the bright future for our company that all of our associates have been working so hard to achieve. We have the products, the brands and the capability to reach new heights in 2013 and beyond.

Best regards,



Ralph P. Scozzafava
Chairman of the Board and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 29, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission file number 001-00091

Furniture Brands International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**43-0337683**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 North Brentwood Blvd., St. Louis, Missouri	**63105**
(Address of principal executive offices)	*(Zip Code)*

(314) 863-1100
(Registrant's telephone number, including area cod

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of each exchange on which registered
Common Stock - $1.00 Stated Value with Preferred Stock Purchase Rights	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 232.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $69,785,203.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

56,334,583 shares as of February 22, 2013

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be held on May 2, 2013 are incorporated by reference in Part III.

FURNITURE BRANDS INTERNATIONAL, INC.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

Trademarks and trade names referred to in this filing include Broyhill, Lane, Thomasville, Drexel Heritage, Henredon, Hickory Chair, Pearson, Lane Venture, Maitland-Smith, La Barge, and Creative Interiors, among others.

Item 1. ***Business***

Overview

We are a world leader in designing, manufacturing, sourcing, and retailing home furnishings. Furniture Brands markets products through a wide range of channels, including its own Thomasville retail stores and through interior designers, multi-line/independent retailers, dealer owned stores and mass merchant stores. Furniture Brands' portfolio includes some of the best known and most respected brands in the furniture industry, including *Thomasville, Broyhill, Lane, Drexel Heritage, Henredon, Pearson, Hickory Chair, Lane Venture, Maitland-Smith, La Barge and Creative Interiors.*

Through these brands, we offer (i) case goods, consisting of bedroom, dining room, and living room wood furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of reclining upholstery and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

Each of our brands target specific customers in relation to style and price point.

- Thomasville has both wood furniture and upholstered products in the mid- to upper-price ranges and also offers ready-to-assemble furniture under the Creative Interiors brand name, as well as case goods for the hospitality and contract markets.
- Broyhill offers collections of mid-priced furniture,, including both wood furniture and upholstered products, n a wide range of styles and product categories including bedroom, dining room, living room, occasional, home office, and home entertainment.
- Lane focuses primarily on lower and mid-priced upholstered furniture, including motion and stationary furniture with an emphasis on home entertainment and family rooms.
- Drexel Heritage markets both casegoods and upholstered furniture in categories ranging from mid- to premium-priced.
- Henredon specializes in both wood furniture and upholstered products in the premium-price category.
- Pearson offers finely tailored upholstered furniture in the premium-price category.
- Hickory Chair manufactures premium-priced wood and upholstered furniture.
- Lane Venture markets a premium-priced outdoor line of furniture, as well as casual indoor home furnishings.
- Maitland-Smith designs and manufactures premium hand crafted, antique-inspired furniture, accessories, and lighting, utilizing a wide range of unique materials. Maitland-Smith markets under both the Maitland-Smith and LaBarge brand names.

Distribution

Our breadth of product and international scope of distribution enable us to service retailers ranging in size from small, independently owned furniture stores to national and regional department stores and chains. The residential furniture retail industry has consolidated in recent years, displacing many small local and regional furniture retailers with larger chains and specialty stores. We believe our relative size and the strength of our brand names offers us an important competitive advantage in this new environment.

Our primary avenue of distribution continues to be through a diverse network of independently owned, full-line furniture retailers. Although a number of these retailers have been displaced in recent years, this network remains an important part of our distribution base. Each of our brands offer services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs, and dealer training.

We also have dedicated gallery programs. In this approach, retailers employ a consistent concept where products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers.

We have developed a dedicated distribution channel of Thomasville Home Furnishings Stores. These stores consist of company or dealer-owned retail locations that feature the Thomasville brand. We believe distributing our Thomasville products through dedicated, single-branded stores strengthens brand awareness, provides well-informed and focused sales personnel, and encourages the purchase of multiple items per visit. We believe this ownership brings us closer to the consumer, gives us greater line of sight into developing tastes and trends in the marketplace, and helps us better understand the challenges facing the independent retailers with whom we do the majority of our business.

Additionally, we have developed significant relationships and sales accounts with large national department stores and specialty stores. This distribution channel is an increasingly important part of our distribution base. We also continue to explore opportunities to expand international sales and to distribute through non-traditional channels. Trade showrooms are located in High Point, North Carolina; Chicago, Illinois; and Las Vegas, Nevada.

Manufacturing and Sourcing

We have a blended manufacturing strategy including a mix of domestic production, non-domestic production and products sourced from offshore. Our principal domestic production operations include eight upholstery facilities, two case goods facilities, one component manufacturing facility, and one multifunctional facility. These principal domestic facilities are located in North Carolina and Mississippi. We also operate manufacturing facilities in the Philippines, Indonesia and Mexico. These facilities total approximately 5.5 million square feet. For additional information on our principal properties, see Item 2 of this Form 10-K.

A portion of our products are being sourced from manufacturers located offshore, primarily in China, the Philippines, Indonesia, and Vietnam. We design and engineer these products, and then have them manufactured to our specifications by independent offshore manufacturers. We operate a sourcing group in Asia that has primary responsibility for quality control, sourcing of raw materials and finished goods, and logistics activities in Asia. We have informal strategic relationships with several of the larger foreign manufacturers whereby we have the ability to purchase, on a coordinated basis, a significant portion of the foreign manufacturers' capacity, subject to our quality control and delivery standards. During 2012, two of these manufacturers represented 13.0% and 10.3% of imported product and four other manufacturers represented in excess of 5% each. Each of these offshore manufacturers represent less than 5% of total product and material costs.

Raw Materials and Suppliers

The raw materials used in manufacturing our products include lumber, veneers, plywood, fiberboard, particleboard, steel, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers, metals, stone, synthetics and upholstered filling material (such as synthetic fibers, foam padding, and polyurethane cushioning). The various types of wood used in our products include cherry, oak, maple, pine, pecan, mahogany, alder, ash, poplar, and teak. We purchase wood, fabrics, leathers, and other raw materials both domestically and abroad. We believe our supply sources for these materials are adequate and interchangeable. In addition, by consolidating our purchasing of various raw materials and services, as well as forging strategic relationships with key suppliers, we have been able to realize cost savings.

We have no long-term supply contracts and we have experienced no significant problems in supplying our operations. Although we have strategically selected our suppliers of raw materials, we believe there are a number of other sources available, contributing to our ability to obtain competitive pricing. Prices fluctuate over time depending upon factors such as supply, demand, and weather. Changes in prices may impact our profit margins.

Marketing and Advertising

Our brands use multiple advertising techniques to increase consumer awareness of our brand names and motivate purchases of our products. These techniques include advertisements targeted to specific consumer segments through national and regional television as well as leading home furnishing and other popular magazines. In many instances, advertising is focused in major markets to create buying urgency around our products and specific sale events and to provide store location information. We also seek to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs, and focus our marketing efforts on prime potential customers utilizing consumer segmentation data and customer comments from our websites and from each brand's toll-free telephone number. In addition, we have increased our brands' online presence through website enhancements and the increased use of online advertising and social media to promote our products and drive consumers to retail stores.

Management and Employees

As of December 29, 2012, we employed approximately 5,600 full-time employees in the United States and approximately 3,500 non-domestic employees. None of our employees are covered by a collective bargaining agreement. We believe our relationship with our employees is good.

Environmental Matters

We are subject to a wide range of federal, state, local, and international laws and regulations relating to protection of the environment, worker health and safety, and the emission, discharge, storage, treatment, and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, and the Comprehensive Environmental, Response, Compensation, and Liability Act. Certain of our operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, we closely monitor environmental performance at all of our facilities. We believe we are in substantial compliance with all environmental laws. In our opinion, our ultimate liability, if any, under all such laws is not reasonably likely to have a material adverse effect upon our consolidated financial position or results of operations other than potential exposures with respect to which monitoring or cleanup requirements may change over time.

Competition

The residential furniture industry is highly competitive. Our products compete against domestic manufacturers, importers, and foreign manufacturers entering the United States market; as well as direct importing by retailers. Our competitors include home furnishings manufacturers and retailers, such as: La-Z-Boy Inc., Ethan Allen Interiors Inc., Ashley Furniture Industries Inc., Basset Furniture Industries Inc., Hooker Furniture Corporation, Stanley Furniture Company Inc., and many others. The elements of competition include price, style, quality, service, brand, and marketing.

Backlog

The combined backlog of our operating companies as of December 29, 2012 was approximately $147 million compared to approximately $153 million as of December 31, 2011. Backlog consists of orders believed to be firm for which a customer purchase order has been received. Since orders may be rescheduled or canceled, backlog does not necessarily reflect future sales levels.

Trademarks and Trade Names

We utilize trademarks and trade names extensively to promote brand loyalty among consumers. We view such trademarks and trade names as valuable assets and we aggressively protect our trademarks and trade names by taking appropriate legal action against anyone who infringes upon or misuses them.

Our primary trademarks and trade names are: *Thomasville, Broyhill, Lane, Drexel Heritage, Henredon, Pearson, Hickory Chair, Lane Venture, Maitland-Smith, La Barge and Creative Interiors.*

Working Capital

For information regarding working capital items, see "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Financial Discussion and Liquidity - Liquidity", in Part II, Item 7 of this Form 10-K .

Internet Access

Forms 10-K, 10-Q, 8-K, and all amendments to those reports are available without charge through our website as soon as reasonably practicable after being electronically filed with, or furnished to, the Securities and Exchange Commission. Our website can be accessed at furniturebrands.com. Information on our website does not constitute part of this Annual Report on Form 10-K.

Executive Officers

The following table sets forth certain information with respect to our executive officers:

Name	Age	Position Held
Ralph P. Scozzafava	54	Chairman of the Board and Chief Executive Officer
Vance C. Johnston	43	Senior Vice President and Chief Financial Officer
Mary E. Sweetman	49	Senior Vice President, Human Resources
Meredith M. Graham	41	Senior Vice President, General Counsel and Corporate Secretary
Raymond J. Johnson	57	Senior Vice President, Global Supply Chain
Richard R. Isaak	45	Vice President, Controller, Treasurer, Investor Relations and Chief Accounting Officer
Mark A. Wiltshire	51	President-Special Markets
Mark E. Stephens	44	President-Broyhill Furniture Industries, Inc.
Edward D. Teplitz	51	President-Thomasville Furniture Industries, Inc.
Daniel R. Bradley	56	President-Furniture Brands Designer Group

Ralph P. Scozzafava has served as Chairman of the Board since May 2008 and as a director since June 2007. Since January 2008, Mr. Scozzafava has also served as Chief Executive Officer of our company, and from June 2007 to January 2008, he served as Vice Chairman and Chief Executive Officer - designate. Prior to joining our company, Mr. Scozzafava was employed at Wm. Wrigley Jr. Company since 2001, where he held several positions, most recently, serving as Vice President - Worldwide Commercial Operations from March 2006 to June 2007, and as Vice President & Managing Director - North America/Pacific from January 2004 to March 2006.

Vance C. Johnston has served as our Senior Vice President and Chief Financial Officer since May 2012. Prior to this, Mr. Johnston served as our Senior Vice President, Growth and Transformation from March 2010 until May 2012. Prior to joining us, Mr. Johnston was employed at Miami Jewish Health Systems from January 2009 to March 2010, most recently as their Chief Financial Officer, and as Vice President, Corporate Strategy at Royal Caribbean Cruises Ltd. from December 2005 to August 2008. Prior to this, Mr. Johnston held various positions in strategy and operations at OfficeMax Incorporated and Burger King.

Mary E. Sweetman has served as our Senior Vice President, Human Resources since January 2006. Prior to joining us, Ms. Sweetman was employed at Monsanto Company for over 14 years, most recently as Vice President of Human Resources, International from February 2005 to December 2006.

Meredith M. Graham has served as our Senior Vice President, General Counsel and Corporate Secretary since May 2012. Prior to this, Ms. Graham served as Deputy General Counsel and Assistant Secretary of our company from November 2008 to May 2012. Prior to joining us, Ms. Graham was employed at SAVVIS, Inc. from November 2004 to November 2008, most recently serving as Vice President, Associate General Counsel and Assistant Secretary.

Raymond J. Johnson joined our company in February 2009 as our Senior Vice President, Global Supply Chain. Prior to joining our company, he was employed at Newell Rubbermaid, Inc. from November 2002 to February 2009, most recently as President, Global Manufacturing and Supply Chain from February 2005 to February 2009, and Group Vice President, Manufacturing from November 2003 to February 2005. Prior to this, Mr. Johnson was employed at Eaton Corporation, from 2001 to 2002; True Temper Sports, Inc. from 1999 to 2001; and Technimark, Inc. from 1998 to 1999. From 1983 to 1998, Mr. Johnson held a variety of positions with increasing responsibility at The Black and Decker Corporation, ending as the Vice President of North American Manufacturing.

Richard R. Isaak joined our company in April 2007 and has served as our Controller and Chief Accounting Officer from May 2007 until May 2012. Since May 2012, Mr. Isaak has served as our Vice President, Controller, Treasurer, Investor Relations and Chief Accounting Officer. Prior to joining our company, Mr. Isaak was employed at Panera Bread Company since March 2003, most recently, serving as Vice President, Controller, and Chief Accounting Officer from August 2004 to April 2007, and as Director of Accounting and Reporting prior to August 2004. Prior to joining Panera, Mr. Isaak was an auditor with Ernst & Young LLP.

Mark A. Wiltshire has served as our President of Special Markets since November 2011, and from June 2009 to November 2011, he served as President of our Canadian operations. Prior to joining our company, Mr. Wiltshire was with La-Z-Boy Incorporated for twelve years, most recently, as the President of La-Z-Boy's Retail Division North America, from November 2005 to October 2008. Prior to joining La-Z-Boy, Mr. Wiltshire worked for Cantrex Group.

Mark E. Stephens has served as President of Broyhill Furniture Industries, Inc., a subsidiary of our company, since January 2011. Prior to this, Mr. Stephens served as Broyhill's Vice President-Sales and Marketing from August 2008 to December 2010, and our Vice President- Customer Marketing and Category Management from October 2007 to July 2008. Prior to joining our company, Mr. Stephens was employed at Rollins, Inc. from April 2003 to October 2007, in various positions, most recently, as Assistant Division Vice President and Director-Business Development for Rollins' Midwest Division from January 2006 to his departure. Prior to this, Mr. Stephens held various marketing and sales positions at Nova Information Systems, Inc. and Campbell Soup Company.

Edward D. Teplitz has served as President of our subsidiary, Thomasville Furniture Industries, Inc., since October 2007. Mr. Teplitz previously also served as the President of Drexel Heritage Furniture Industries, one of our divisions, from October 2009 until January 2013. Prior to joining us, Mr. Teplitz served in various positions within Ethan Allen Interiors, Inc. for six years, most recently, as the Vice President, Retail Division, from May 2003 to 2005, and Executive Vice President of Ethan Allen Retail Inc. from 2005 to October 2007. Prior to this, Mr. Teplitz was an Ethan Allen licensee and was employed in the corporate finance department of E.F. Hutton & Company and FLIC (USA), Inc.

Daniel R. Bradley has served as President of our Furniture Brands Designer Group since November 2007. Prior to joining us, Mr. Bradley served as President and Chief Executive Officer of Ferguson, Copeland, LTD from May 2006 to October 2007, and as President of Baker Knapp & Tubbs from May 2002 to May 2006. From 1989 to 2002, Mr. Bradley held various positions with Henredon, including Vice President and General Manager Case-Goods Division.

Each executive officer serves for a one-year term ending at the next annual meeting of the Board of Directors, subject to any applicable employment agreement and his or her earlier death, resignation or removal.

Item 1A. *Risk Factors*

The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. You should carefully consider the risks described below in addition to all other information provided to you in this document and in our subsequent filings with the Securities and Exchange Commission. Any of the following risks could materially and adversely affect our business, results of operations, and financial condition.

Unfavorable economic conditions could result in a decrease in our future sales, earnings, and liquidity.

Our operations and performance depend significantly on economic conditions, particularly in the United States, and their impact on levels of existing home sales, new home construction, consumer confidence, and consumer discretionary spending. Economic conditions deteriorated significantly in the United States and worldwide in recent years. Although the general economy has begun to recover, sales of residential furniture remain depressed due to wavering consumer confidence and a number of ongoing factors in the global economy that have negatively impacted consumers' discretionary spending. These ongoing factors include lower home values, prolonged foreclosure activity throughout the country, a weak market for home sales, continued high levels of unemployment, and reduced access to consumer credit. These factors are outside of our control, but have a direct impact on our sales. These conditions have resulted in a decline in our sales, earnings and liquidity and could continue to impact our sales, earnings and liquidity in the future. The general level of consumer spending is also affected by a number of factors, including, among others, general economic conditions and inflation, which are generally beyond our control. Unfavorable economic conditions impact retailers, our primary customers, potentially resulting in the inability of our customers to pay amounts owed to us. In addition, if our customers are unable to sell our products or are unable to access credit, they may experience financial difficulties leading to bankruptcies, liquidations, and other unfavorable events. If any of these events occur, or if unfavorable economic conditions continue to challenge the consumer environment, our future sales, earnings, and liquidity would likely be adversely impacted.

A variety of factors including market returns and lower interest rates could significantly increase our funding obligations for our qualified pension plan, which would negatively impact our liquidity.

Our funding obligations for our qualified pension plan depend on the performance of assets held in the pension plan, changes in the discount rate used to measure the benefit obligation, and changes in government regulations applicable to our pension plan. The projected benefit obligation of our qualified defined benefit plan exceeded the fair value of plan assets by $191.8 million at December 29, 2012. A decrease in the fair value of plan assets, or a decrease in interest rates with a corresponding decrease in the discount rate used to measure the benefit obligation could significantly increase our funding obligation. Financial markets have experienced extreme volatility in recent years. As a result of this volatility in the domestic and international equity and bond markets, the asset values of our pension plans and the discount rate used to measure the benefit obligation have fluctuated significantly. Further disruptions in the financial markets could adversely impact our funding obligations in the future. In addition, the federal government has passed pension funding relief legislation which extended the time over which plan deficits may be funded and changed the method for calculating the discount rate. If the relief provided by the federal government expires or is no longer applicable to our qualified pension plan, if there is downward pressure on the asset value of the plan, or if the present value of the benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, significantly increased funding of the plan in the future could be required, which would negatively impact our liquidity.

Loss of market share and other financial or operational difficulties due to competition would likely result in a decrease in our sales, earnings, and liquidity.

The residential furniture industry is highly competitive and fragmented. We compete with many other manufacturers and retailers, some of which offer widely advertised, well-known, branded products, and others are large retail furniture dealers who offer their own store-branded products. Competition in the residential furniture industry is based on the pricing of products, quality of products, style of products, perceived value, service to the customer, promotional activities, and advertising. It is difficult for us to predict the timing and scale of our competitors' actions in these areas. The highly competitive nature of the industry means we are constantly subject to the risk of losing market share, which would likely decrease our future sales, earnings and liquidity. In addition, due to competition, we may not be able to maintain or raise the prices of our products in response to inflationary pressures such as increasing costs. Also, due to the large number of competitors and their wide range of product offerings, we may not be able to differentiate our products (through styling, finish, and other construction techniques) from those of our competitors. These and other competitive pressures would likely result in a decrease in our sales, earnings, and liquidity.

Our failure to accurately estimate demand for our products could adversely affect our business and financial results.

We may not correctly estimate demand for our products. Our ability to estimate demand for our products is imprecise, particularly for new products. If we materially underestimate demand for our products, we might not be able to satisfy demand on a short-term basis. If we materially overestimate demand for our products, our inventory levels will be higher than necessary and we may need to discount our products to sell off the excess inventory. Such issues with demand planning, could have a material adverse effect on our business and financial results, which would negatively impact our liquidity.

A change in our mix of product sales could result in a decrease in our future earnings and liquidity.

Our products are sold at varying price points and levels of profit. An increase in the sales of our lower profit products at the expense of the sales of our higher profit products could result in a decrease in our gross margin, earnings, and liquidity.

Business failures of large dealers, a group of customers or our own retail stores could result in a decrease in our future sales, earnings, and liquidity.

Our business practice has been to extend payment terms to our customers when selling furniture. As a result, we have a substantial amount of receivables we manage daily. Although we have no customers who individually represent 10% or more of our total annual sales, the business failures of a large customer or a group of customers could require us to incur bad debt expense, which would decrease earnings, as it has in past periods. Receivables collection can be significantly impacted by economic conditions. Therefore, deterioration in the economy, or a lack of economic recovery, could cause further business failures of our customers, which could in turn result in additional bad debt expense thereby lowering earnings and liquidity. These business failures can also cause loss of future sales. In addition, we are either prime tenant on or guarantor of many leases of company-branded stores operated by independent furniture dealers. The viability of these dealer stores are also highly influenced by economic conditions. Defaults by any of these dealers would result in our becoming responsible for payments under these leases. If we were to decide not to operate these stores, we would still be required to pay store occupancy costs, which would result in a reduction in our future sales, earnings and liquidity.

Inventory write-downs or write-offs could result in a decrease in our earnings.

Our inventory is valued at the lower of cost or market. However, future sales of inventory are dependent on economic conditions. among other things. In addition, our ability to forecast demand will impact whether inventory can be sold at the anticipated price point. Weak economic and retail conditions could cause us to reduce the selling price of our furniture in order for us to sell our product, which would result in a lowering of inventory values. In addition, if we materially overestimate demand for our products, our inventory levels will be higher than necessary and we may need to lower the cost of our products to sell off the excess inventory. Inventory write-downs could have a material adverse effect on our business and financial results, which would negatively impact our liquidity.

Sales distribution realignments can result in a decrease in our sales, earnings and liquidity.

We continually review relationships with our wholesale customers to ensure each meets our standards. These standards cover, among others, creditworthiness, market penetration, sales growth, competitive improvements, and sound, ethical business practices. If customers do not meet our standards, we will consider discontinuing these business relationships. If we discontinue a relationship, there would likely be a decrease in near-term sales, earnings, and liquidity and possibly long-term sales, earnings and liquidity if we are unable to replace such customers.

Manufacturing realignments and cost savings programs could result in a decrease in our near-term earnings and liquidity.

We continually review our manufacturing operations and offshore sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs would likely result in a decrease in our near-term earnings and liquidity until the expected cost reductions are achieved. Such programs can include the consolidation and integration of facilities, functions, systems, and procedures. Certain products may also be shifted from domestic manufacturing to offshore manufacturing or sourcing, and vice versa. These realignments have, and would likely in the future, result in substantial capital expenditures and costs including, among others, severance, impairment, exit, and disposal costs. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved in full, both of which have, and could in the future, result in a decrease in our near-term earnings and liquidity.

Reliance on offshore sourcing of our products subjects us to government regulations and currency fluctuations which could result in a decrease in our earnings and liquidity.

We have offshore capabilities that provide flexibility in product programs and pricing to meet competitive pressures. Risks inherent in conducting business internationally include, among others, fluctuations in foreign-currency exchange rates, changes to and compliance with government regulations and policies, including those related to duties, tariffs, and trade barriers, investments, taxation, exchange controls, repatriation of earnings, and changes in local political or economic conditions, all of which could increase our costs and decrease our earnings and liquidity.

Our operations depend on production facilities located outside the United States which are subject to increased risks of disrupted production which could cause delays in shipments, loss of customers, and decreases in sales, earnings, and liquidity.

We have placed production in emerging markets to capitalize on market opportunities and to minimize our costs. Our international production operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity, or public health concerns, particularly in emerging countries that are not well-equipped to handle such occurrences. Our production abroad may also be more susceptible to changes in laws and policies in host countries and economic and political upheaval than our domestic production. Any such disruption could cause delays in shipments of products, loss of customers, and decreases in sales, earnings and liquidity.

Fluctuations in the price, availability, or quality of raw materials or sourced product could cause delays in production and product delivery, could increase the costs of materials, and could result in a decrease in our sales, earnings, and liquidity.

We use various types of wood, fabrics, leathers, glass, upholstered filling material, steel, and other raw materials in manufacturing furniture. We also source products from independent manufacturers. Our suppliers could choose to discontinue business with us or could change the terms under which they are willing to do business, such as price, minimum quantities, required lead times, or payment terms. Fluctuations in the price, availability, or quality of the raw materials we use in manufacturing or products we source could have a negative effect on our cost of sales and our ability to meet the demands of our customers. In the event of a significant disruption in our supply of raw materials or sourced product, we may not be able to locate alternative sources at an acceptable price or in a timely manner. Inability to meet the demands of our customers could result in the loss of future sales. In addition, if the price of raw materials increases we may not be able to pass along to our customers all or a portion of our higher costs due to competitive and market pressures, which could decrease our earnings and liquidity. Also, if payment terms with our suppliers and vendors shorten, it could adversely impact our liquidity.

We are subject to litigation, environmental regulations, and governmental matters that could adversely impact our sales, earnings, and liquidity.

We are, and may in the future be, a party to legal proceedings and claims, including, but not limited to, those involving product liability, business matters, government regulatory and trade compliance matters, and environmental matters, some of which claim significant damages. We face the business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but there can be no assurance such coverage will continue to be available on terms acceptable to us or such coverage will be adequate to cover exposures. We also are, and may in the future be, a party to legal proceedings and claims arising out of certain customer or dealer terminations as we continue to re-examine and realign our retail distribution strategy. Given the inherent uncertainty of litigation, these matters could have a material adverse impact on our sales, earnings, and liquidity. We are also subject to various laws and regulations relating to environmental protection and we could incur substantial costs as a result of the noncompliance with or liability for cleanup or other costs or damages under environmental laws. All of these matters could cause a decrease in our sales, earnings, and liquidity.

We may not realize the anticipated benefits of mergers, acquisitions, or dispositions.

As part of our business strategy, we may merge with or acquire businesses and divest assets and operations. Risks commonly encountered in mergers and acquisitions include the possibility that we pay more than the acquired company or assets are worth, the difficulty of assimilating the operations and personnel of the acquired business, the potential disruption of our ongoing business, and the distraction of our management from ongoing business. Consideration paid for future acquisitions could be in the form of cash or stock or a combination thereof, which could result in dilution to existing shareholders and to earnings per share. We may also evaluate the potential disposition of assets and operations that may no longer help us meet our objectives. When we decide to sell assets or operations, we may encounter difficulty in finding buyers or alternate exit strategies on acceptable terms in a timely manner. In addition, we may dispose of assets at a price or on terms that are less than we had anticipated.

We could be delisted from the New York Stock Exchange, which would have an impact on our stockholders' ability to sell their shares of stock.

There is no guarantee that an active trading market for our common stock will be maintained on the New York Stock Exchange. The New York Stock Exchange may delist our stock if we fail to meet its continued listing requirements, including its requirement of maintaining a minimum average closing price of $1.00 per share over a consecutive 30-trading-day period. On December 18, 2012, we received a notice from the New York Stock Exchange that the average price of our common stock had traded below a consecutive 30-trading-day average of $1.00 per share. As a result, we were required to bring our average closing price above $1.00 within the longer of six months from receipt of the notification or our next annual meeting of shareholders if a shareholders' action was proposed. We were subsequently notified by the New York Stock Exchange that we regained compliance with this requirement on February 5, 2013. However, there is no guarantee that we will not receive another notice from the New York Stock Exchange and that we will be able to regain compliance if we receive such notice. If we are unable to regain compliance, we may be delisted. If trading in our stock is less active, stockholders may not be able to sell their shares quickly or at the latest market price.

We may effect a reverse stock split to avoid our common stock being delisted from the New York Stock Exchange, which could be viewed negatively and could lead to a decrease in our overall market capitalization.

We may effect a reverse stock split in order to avoid being delisted from the New York Stock Exchange. However, while we expect that the resulting reduction in our outstanding shares of common stock will increase the market price of our common stock, we cannot be assured that the reverse stock split will increase the market price of our common stock by a multiple equal to the number of pre-split shares in the reverse split ratio, or result in any permanent increase in the market price. In some cases the stock price of companies that have effected reverse stock splits has subsequently declined. A reverse stock split is often viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization.

Loss of key personnel or the inability to hire qualified personnel could adversely affect our business.

Our success depends, in part, on our ability to retain our key personnel, including our executive officers and senior management team. The unexpected loss of one or more of our key employees could adversely affect our business. Our success also depends, in part, on our continuing ability to retain the appropriate level of personnel and to identify, hire, train, and retain highly qualified personnel. Competition for employees can be intense. We may not be able to attract or retain qualified personnel in the future, and our failure to do so could adversely affect our business.

Impairment of our trade name intangible assets would result in a decrease in our earnings and net worth.

Our trade names are tested for impairment annually or whenever events or changes in business circumstances indicate the carrying value of the assets may not be recoverable. Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of our trade names is estimated using a “relief from royalty payments” methodology, which is highly contingent upon assumed sales trends and projections, royalty rates, and a discount rate. Lower sales trends, decreases in projected net sales, decreases in royalty rates, or increases in the discount rate would cause impairment charges and a corresponding reduction in our earnings and net worth, as it has in past periods.

Provisions in our certificate of incorporation and our shareholders' rights plan could discourage a takeover and could result in a decrease in the value of our common stock.

Certain provisions of our certificate of incorporation and shareholders' rights plan could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our shareholders. Our certificate of incorporation contains provisions that may make the acquisition of control by a third party without the approval of our board of directors more difficult, including provisions relating to the issuance of stock without shareholder approval. In addition, we have also adopted a dual-trigger shareholders' rights plan designed to deter shareholders from acquiring shares of stock in excess of 4.75% in order to reduce the risk of limitation of use of our net operating loss carry forwards under Section 382 of the Internal Revenue Code, and to protect our stockholders against potential acquirers who may pursue coercive or unfair tactics aimed at gaining control of the Company without paying all stockholders a full and fair price. These provisions may have unintended anti-takeover effects and may delay or prevent a change in control, which could result in a decrease of the price of our common stock.

A change in control could limit the use of our net operating loss carry forwards and decrease a potential acquirer's valuation of our businesses, both of which could decrease our liquidity and earnings.

If a change in control occurs pursuant to applicable statutory regulations, we are potentially subject to limitations on the use of our net operating loss carry forwards which in turn could adversely impact our future liquidity and profitability. A change in control could also decrease a potential acquirer's valuation of our businesses and discourage a potential acquirer from purchasing our businesses.

If we and our dealers are not able to open new stores or effectively manage the growth of these stores, our ability to grow sales and our profitability and liquidity could be adversely affected.

We have in the past and may continue in the future to open new stores or purchase or otherwise assume operation of branded stores from independent dealers. Increased demands on our operational, managerial, and administrative resources could cause us to operate our business, including our existing and new stores, less effectively, which in turn could cause deterioration in our profitability. If we and our dealers are not able to identify and open new stores in desirable locations and operate stores profitably, including the growth of same store sales, it could adversely impact our ability to grow sales and our profitability and liquidity could be adversely affected.

We may not be able to comply with our financing arrangements or secure additional financing on favorable terms, or generate sufficient profit to meet our future operating and capital needs, which could have a significant adverse impact on our liquidity and our business.

Our availability to borrow is dependent on certain provisions of our debt agreements, including those described in Note 6 "Long-Term Debt" in Part II, Item 8 of this Form 10-K. The breach of any of these provisions could result in a default under our debt agreements and could trigger acceleration of repayment, which would have a significant adverse impact to our liquidity and our business. While we would attempt to obtain waivers for noncompliance, we may not be able to obtain waivers, which could have a significant adverse impact on our liquidity and our business. Also, our availability to borrow is dependent on our borrowing base calculations. Our borrowing base calculations are subject to periodic examinations by our lenders which could result in unfavorable adjustments to the borrowing base and our availability to borrow. We also intend to maintain our availability at levels which will not subject us to weekly borrowing base reporting or cash dominion. However, increases in our outstanding borrowings or decreases in the borrowing base, or a combination of both, may subject us to weekly borrowing base reporting and cash dominion requirements. In addition, if we do not obtain certain EBITDA targets for the year we would be subject to additional reserves against our revolving credit facility, reducing our availability. In addition, we maintain certain payment terms with our suppliers and vendors. In certain instances, we defer payments beyond the stated payment terms. If the payment terms with our suppliers and vendors decrease or if we are unable to continue to defer payments to certain suppliers, it could adversely impact our liquidity.

The Company incurred a net loss of $47.3 million and $43.8 million in 2012 and 2011, respectively and operations did not generate cash flows in both years. A continued trend of operating losses and lack of cash flow generation would have an adverse effect on our financial condition and liquidity. If we do not have sufficient cash reserves, cash flow from our operations, supplier or vendor payment terms, or borrowing capacity, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. Nevertheless, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity. Also, if we raise additional funds or settle liabilities through issuances of equity or convertible securities, our existing shareholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. In addition, any debt financing that we may secure in the future could have restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Any material disruption of our information systems could disrupt our business and adversely impact our financial condition.

We may be subject to information technology system failures, network disruptions and cybersecurity concerns. These may be caused by natural disasters, accidents, power disruptions, telecommunications failures, viruses, cyber incidents, or similar events or disruptions. System redundancy may be ineffective or inadequate, and our disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions could prevent retail store transactions, compromise our data or customer data, result in delays in the manufacturing and shipping of our products to customers or lost sales. System failures and disruptions could also impede transaction processing and financial reporting.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations. We are currently in the process of implementing new systems to replace and/or consolidate our legacy systems. The timing of the implementation may be impacted by a variety of factors, including availability of funds. During the implementation and upgrade, we may be subject to certain risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of the internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new and different systems. Any information technology system disruptions, if not anticipated and appropriately mitigated, could have a negative impact on our sales and earnings.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

As of December 29, 2012, we own or lease the following principal plants, offices, and distribution centers:

Location	Type of Facility	Floor Space (Sq. ft.)	Owned or Leased	Lease Expiration Date
St. Louis, MO	Headquarters	53,467	Leased	2019
Saltillo, MS	Upholstery plant/distribution center	830,200	Owned	
Tupelo, MS	Upholstery plant/distribution center	715,951	Owned	
High Point, NC	Upholstery plant/distribution center	178,500	Owned	
Lenoir, NC	Upholstery plant	395,000	Owned	
Conover, NC	Upholstery plant	192,015	Owned	
Mt. Airy, NC	Upholstery plant	102,500	Owned	
Longview, NC	Upholstery plant	334,000	Leased	2015
Lenoir, NC	Case goods plant/distribution center	828,000	Owned	
Thomasville, NC	Case goods plant	325,000	Owned	
Hickory, NC	Case goods plant/upholstery plant/distribution center	519,011	Owned	
High Point, NC	Component plant	187,162	Owned	
Rutherfordton, NC	Distribution center	1,009,253	Owned	
Thomasville, NC	Distribution center	731,000	Owned	
Lenoir, NC	Distribution center	312,632	Owned	
Lenoir, NC	Distribution center	502,420	Leased	2013
Wren, MS	Distribution center	494,813	Leased	2017
Lenoir, NC	Distribution center	205,964	Leased	2021
Verona, MS	Distribution center/offices	423,392	Owned	
Thomasville, NC	Offices/showroom	256,000	Owned	
High Point, NC	Offices/showroom	100,000	Owned	
Cebu, Philippines	Case goods plant	480,338	Owned	
Tambak Aji, Indonesia	Case goods plant/distribution center	381,978	Owned	
Semarang, Indonesia	Case goods plant/distribution center	330,000	Owned	
Merida, Mexico	Cut and sew plant	73,195	Leased	2013
Dongguan, China	Offices/Lab	10,764	Leased	2017

We believe our properties are generally well-maintained, suitable for our present operations and adequate for current production requirements. Production capacity and extent of utilization of our facilities are difficult to quantify with certainty because maximum capacity and utilization varies periodically in any one facility depending upon the product being manufactured, the degree of automation and the utilization of the labor force in the facility. In this context, we estimate the overall production capacity, in conjunction with our import capabilities, is sufficient to meet anticipated demand. We will continue to evaluate the condition and adequacy of our principal facilities going forward.

We have been executing plans to improve our performance. These measures include consolidating and reconfiguring manufacturing facilities and processes to eliminate waste and improve efficiency, as well as exiting unprofitable retail locations. This restructuring activity included the closing of two distribution centers, the closing of one upholstery plant, the relocation of one office and lab facility, the relocation of two showrooms, the relocation of two stores, and the termination of three leases for previously closed stores in 2012. In 2011, this restructuring activity included the closing of one manufacturing facility, the closing of one office, and the closing of eight retail stores, as well as the addition of a cut and sew facility and four new retail stores. In 2010, this restructuring activity included the closing of one manufacturing facility and four retail stores. In 2013, we expect to complete our purchase of the Merida, Mexico facility. Additionally, we announced the closure of our Mt. Airy, North Carolina facility in January 2013 and the facility was classified as held for sale at that time.

We own properties in addition to the above principal facilities, some of which are held for sale and some of which we are leasing until sold. As of December 29, 2012, properties held for sale had a net book value of $4.9 million. We estimate that the annual cost of facilities held for sale as of December 29, 2012 is approximately $1.1 million. The significant properties held for sale as of December 29, 2012 are summarized below:

Location	Property Description	Floor space (sq. ft.)
Appomattox, VA	Manufacturing Facility	829,800
Lenoir, NC	Offices	136,000
Allentown, PA	Warehouse	105,000
Conover, NC	Distribution	123,200
Conover, NC	Manufacturing Facility	192,015
Conover, NC	Distribution	159,000

We lease retail stores in addition to the above principal facilities, some of which are closed locations. We incur costs associated with these closed retail stores, including recurring occupancy costs, early contract termination settlements, and closed store lease liabilities representing the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. The liability for closed store lease costs is reviewed quarterly and adjusted, as necessary, to reflect changes in estimated sublease rentals. We estimate that lease and occupancy expense for our closed retail stores at December 29, 2012 will be approximately $5 to $6 million in 2013.

Item 3. *Legal Proceedings*

For a discussion of legal proceedings, refer to Note 13 "Contingent Liabilities" in Part II, Item 8 of this Form 10-K which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

1) Market Information

Shares of our common stock are traded on the New York Stock Exchange. The reported high and low sale prices for our common stock on the New York Stock Exchange are included in Note 17 "Quarterly Financial Information (Unaudited)" in Part II, Item 8 of this Form 10-K and are incorporated herein by reference.

Holders

As of February 3, 2013, there were approximately 1,038 holders of record of common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions.

Dividends

On October 31, 2008, our Board of Directors suspended payments of quarterly dividends. We do not intend to pay any cash dividends on our common stock for the forseeable future. In addition, our asset-based credit facility and our term loan facility contain restrictions on paying dividends. Under these facilities, we must meet a fixed charge coverage ratio in order to pay any dividends, which ratio we currently do not meet.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

Performance Graph

The following graph shows the cumulative total stockholder returns (assuming reinvestment of dividends) following an assumed investment of $100 in shares of Common Stock outstanding on December 31, 2007. The indices shown below are included for comparative purposes only and do not necessarily reflect our opinion that such indices are an appropriate measure of the relative performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Furniture Brands International, Inc., the S&P 500 Index, and the Dow Jones US Furnishings Index


$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Furniture Brands International, Inc.
S&P 500
Dow Jones US Furnishings

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011	December 29, 2012
Furniture Brands International, Inc.*	$ 100.00	$ 22.20	$ 54.85	$ 51.64	$ 12.36	$ 10.65
S&P 500*	$ 100.00	$ 63.00	$ 79.67	$ 91.67	$ 93.61	$ 108.59
Dow Jones US Furnishings*	$ 100.00	$ 52.16	$ 74.89	$ 98.15	$ 103.59	$ 116.82

2) Repurchase of Equity Securities

During the quarter ended December 29, 2012, there were no purchases by us of equity securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, other than shares withheld to cover withholding taxes upon the vesting of restricted stock awards as follows:

	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs.
October 2012: September 30, 2012 through October 27, 2012	—	—	(2)	(2)
November 2012: October 28, 2012 through November 24, 2012	541	$1.35	(2)	(2)
December 2012: November 25, 2012 through December 29, 2012	4,336	$0.94	(2)	(2)

(1) Shares valued at the average of the high and low prices of common stock as reported by the New York Stock Exchange on the vesting date.

(2) We did not have any publicly announced plan or program to repurchase equity securities during the quarter ended December 29, 2012.

Item 6. ***Selected Financial Data***

	Fiscal Year Ended				
	2012	2011	2010	2009	2008
	(in thousands except per share data)				
Summary of operations (1)(2):					
Net sales	$ 1,072,324	$ 1,107,664	$ 1,159,934	$ 1,224,370	$ 1,743,176
Gross profit	244,294	267,307	276,314	230,000	314,535
Selling, general, and administrative expenses	279,660	305,499	321,075	362,320	510,292
Interest expense	5,681	3,573	3,172	5,342	12,510
Loss from continuing operations before income tax benefit	(49,043)	(46,553)	(47,920)	(176,479)	(418,958)
Income tax benefit	(1,774)	(2,803)	(8,894)	(67,793)	(3,157)
Net loss from continuing operations	(47,269)	(43,750)	(39,026)	(108,686)	(415,801)
Net earnings from discontinued operations	—	—	—	—	29,920
Net loss	$ (47,269)	$ (43,750)	$ (39,026)	$ (108,686)	$ (385,881)
Per share of common stock:					
Net earnings (loss) — diluted:					
Continuing operations	$ (0.86)	$ (0.80)	$ (0.76)	$ (2.25)	$ (8.53)
Discontinued operations	—	—	—	—	0.61
Total	$ (0.86)	$ (0.80)	$ (0.76)	$ (2.25)	$ (7.92)
Dividends per share	$ —	$ —	$ —	$ —	$ 0.12
Weighted average common shares outstanding— diluted	55,156	54,935	51,116	48,302	48,739
Other information (2):					
Working capital (3)	$ 220,897	$ 231,852	$ 286,058	$ 326,952	$ 458,376
Property, plant, and equipment, net	$ 103,403	$ 115,803	$ 124,866	$ 134,352	$ 150,864
Capital expenditures	$ 7,600	$ 27,507	$ 21,930	$ 9,777	$ 18,977
Total assets	$ 618,441	$ 614,496	$ 676,413	$ 758,105	$ 999,518
Long-term debt	$ 105,000	$ 77,000	$ 77,000	$ 78,000	$ 160,000
Shareholders' equity	$ 54,798	$ 132,281	$ 259,567	$ 262,791	$ 366,494

(1) The Company's fiscal year ends on the Saturday closest to December 31. On November 3, 2011, our Board of Directors approved a change in our fiscal year from a calendar year ending on December 31 to a 52/53 week fiscal year ending on the Saturday closest to December 31 effective January 1, 2012. Therefore the 2012 fiscal year ended on December 29, 2012. Accordingly, the results of operations will periodically include a 53-week fiscal year. Additionally, the subsidiaries included in the consolidated financial statements have historically reported their results of operations as of the Saturday closest to December 31. Fiscal year 2008 was a 53-week fiscal year for our subsidiaries.

(2) Results of operations for 2008 reflect the classification of Hickory Business Furniture ("HBF") as a discontinued operation. HBF was sold in the first quarter of 2008.

(3) Includes current portion of long term debt of $17.0 million in 2009 and $30.0 million in 2008.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

Our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided in addition to the accompanying consolidated financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. The various sections of this MD&A contain a number of forward-looking statements. Words such as "expects," "goals," "plans," "believes," "continues," "may," and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Such statements are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this and previous filings and particularly in the "Risk Factors" in Part I, Item 1A of this Form 10-K.

Overview

We are a world leader in designing, manufacturing, sourcing, and retailing home furnishings. Furniture Brands markets products through a wide range of channels, including its own Thomasville retail stores and through interior designers, multi-line/independent retailers, and mass merchant stores. Furniture Brands' portfolio includes some of the best known and most respected brands in the furniture industry, including *Thomasville, Broyhill, Lane, Drexel Heritage, Henredon, Pearson, Hickory Chair, Lane Venture, Maitland-Smith, La Barge and Creative Interiors*.

Through these brands, we offer (i) case goods, consisting of bedroom, dining room, and living room wood furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of reclining upholstery and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

Business Trends and Strategy

Sales decreased 3.2% in 2012 compared to 2011. Sales for our brands that specialize in premium-priced offerings generally outperformed sales for our brands that focus more on mid-priced offerings and sales of upholstery products generally outperformed sales of case goods in 2012 compared to 2011.

We believe sales continue to be depressed as a result of continued weak but improving retail conditions in the residential furniture industry. We believe these weak retail conditions are primarily the result of sustained weakness in the housing market, wavering consumer confidence, and a number of other ongoing factors in the global economy that have negatively impacted consumers' discretionary spending. These factors are outside of our control, and have had a direct impact on our sales over the last several years. In 2012 we made improvements in our business to prepare the Company to benefit from economic recovery. For example, we created new updated and transitional product, expanded our distribution, and reduced costs.

We have been taking significant steps to improve earnings, some of which we began before the initial downturn in the economy, and we continue to take actions to reduce costs, preserve cash, and drive profitable sales. We have made numerous cost elimination decisions to enable us to invest in new products and effective marketing as we focus on top-line sales for the future. We have consolidated our domestic operations with the closing and selling of excess manufacturing, warehouse, and office properties. We have made investments to expand our manufacturing facilities in Indonesia and develop a new facility in Mexico, both of which we expect will deliver components and finished product at a lower cost than would otherwise be possible. We have reduced our manufacturing costs through the implementation of lean manufacturing methods and through strategic sourcing relationships with suppliers that leverage our scale. Through these actions we have embraced a lean culture that we believe will allow us to compete better in the future. Our entire organization is focused on bringing the best products to the market, increasing top-line sales, fueling efficiency in all of our processes, and strengthening our financial position for the future.

In 2012, we introduced more product launches driven by a multi-stage product development process that blended the decades of experience of our designers, merchandisers, marketers, and dealers with proven consumer research methodologies that are new to the furniture industry. Through this process we focused on identifying the right consumer target for each brand and ensured that each brand portfolio offered the correct balance of transitional, updated traditional and traditional furniture styling. In 2013 we will focus on driving distribution for our wholesale brands by leveraging competitively priced, desirable products, in an effort to increase floor space at existing dealers, penetrate new dealers and help us build a presence in new channels. We will also continue to refine our retail business by updating our accessories and in store visual displays, and further balancing our media mix in order to optimize advertising to increase traffic. Additionally, we will continue to ramp up our off-shore manufacturing and mixing facilities as these are critical to our strategy; enabling us to better control our product quality, reduce costs, better service our dealers and provide them with increased flexibility.

While we believe that these initiatives will positively impact our financial performance, and particularly benefit our sales performance as economic conditions improve, we remain cautious about future sales as we cannot predict how long the residential furniture retail environment will remain weak.

Results of Operations

As an aid to understanding our results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for 2012, 2011, and 2010:

	Fiscal Year Ended					
	2012		2011		2010	
	Dollars	% of Net Sales	Dollars	% of Net Sales	Dollars	% of Net Sales
	(in millions, except per share data)					
Net sales	$ 1,072.3	100.0%	$ 1,107.7	100.0%	$ 1,159.9	100.0%
Cost of sales	828.0	77.2	840.4	75.9	883.6	76.2
Gross profit	244.3	22.8	267.3	24.1	276.3	23.8
Selling, general, and administrative expenses	279.7	26.1	305.5	27.6	321.1	27.7
Impairment of assets, net of recoveries	8.7	0.8	6.4	0.6	0.3	—
Operating loss	(44.1)	(4.1)	(44.5)	(4.0)	(45.0)	(3.9)
Interest expense	5.7	0.5	3.6	0.3	3.2	0.3
Other income, net	0.7	0.1	1.6	0.2	0.3	—
Loss before income tax benefit	(49.0)	(4.6)	(46.6)	(4.2)	(47.9)	(4.1)
Income tax benefit	(1.8)	(0.2)	(2.8)	(0.3)	(8.9)	(0.8)
Net loss	$ (47.3)	(4.4)%	$ (43.8)	(3.9)%	$ (39.0)	(3.4)%
Net loss per common share — basic and diluted	$ (0.86)		$ (0.80)		$ (0.76)	

Year Ended December 29, 2012 Compared to Year Ended December 31, 2011

Net sales for 2012 were $1,072.3 million compared to $1,107.7 million in 2011, a decrease of $35.3 million or 3.2%. The decrease in net sales was primarily the result of continued weak retail conditions resulting in decreased sales and higher discounts, including the additional clearance of older inventory and product that is being replaced. Supply chain disruptions early in 2012 also contributed to lower sales when compared to the prior year.

Gross profit for 2012 was $244.3 million compared to $267.3 million in 2011. The decrease in gross profit was primarily due to a decrease in net sales driven by higher discounts, including the additional clearance of older inventory and product that is being replaced, in addition to supply chain disruptions early in 2012 ($27.1 million), charges from inventory write-downs related to product rationalization ($1.9 million) and increased freight expense ($4.1 million), partially offset by lower employee compensation and benefits and other effects from prior cost reduction activities ($9.6 million), and lower severance expense ($2.0 million). Gross margin for 2012 as a percentage of sales decreased to 22.8% compared to 24.1% in 2011, primarily due to discounts, including the additional clearance of older inventory and product that is being replaced and increased product write-downs, partially offset by lower employee compensation and benefits and other effects from prior cost reduction activities, and lower severance expense.

Selling, general, and administrative expenses decreased to $279.7 million for 2012 compared to $305.5 million in 2011, primarily due to lower employee salaries, wages, and benefits and other effects from prior cost reduction activities ($22.3 million), lower advertising costs ($9.4 million), and lower professional and legal expenses ($5.4 million), partially offset by an increase in accrued incentive compensation costs ($7.3 million), higher environmental costs ($3.0 million), and higher bad debt expense ($2.1 million).

Asset impairments, net of recoveries increased to $8.7 million for 2012 compared to $6.4 million for 2011. The 2012 expense includes impairments to assets held for sale of $7.3 million driven by closed properties which had book values in excess of appraised fair market values. The 2012 expense also includes trade name impairments of $1.4 million, compared to trade name impairments of $9.0 million in 2011. The impairment charge in 2012 was primarily driven by a decrease in the sales projections used in our valuation calculations. In 2011, the impairment charge was driven primarily by a decrease in sales and an increase in the discount rate used in our valuation calculations. In 2011 the trade name impairments were offset by $2.6 million of gains related to assets held for sale.

Income tax benefit for 2012 totaled $1.8 million compared to $2.8 million in 2011. Income tax benefit in both years reflects the effects of a valuation allowance maintained for federal and certain state deferred tax assets including net operating loss carry forwards. The income tax benefit in 2012 primarily resulted from the reversal of a valuation allowance on state deferred tax assets. The income tax benefit in 2011 resulted primarily from impairment charges recorded to reduce the value of certain trade names and the related reduction in deferred tax liabilities associated with these indefinite lived intangible assets.

Net loss per common share was $0.86 and $0.80 for 2012 and 2011, respectively, on both a basic and diluted basis. Weighted average shares outstanding used in the calculation of net loss per common share on a diluted basis was 55.2 million for 2012 and 54.9 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net sales for 2011 were $1,107.7 million compared to $1,159.9 million in 2010, a decrease of $52.3 million or 4.5%. The decrease in net sales was primarily the result of continued weak retail conditions, resulting in lower sales volume.

Gross profit for 2011 was $267.3 million compared to $276.3 million in 2010. The decrease in gross profit is primarily attributable to lower sales ($12.4 million) and higher material costs ($14.1 million), partially offset by lower employee compensation and benefits ($14.1 million) and increased efficiencies in our supply chain. Gross margin for 2011 as a percentage of sales increased to 24.1% compared to 23.8% in 2010.

Selling, general, and administrative expenses decreased to $305.5 million for 2011 compared to $321.1 million in 2010. The decrease in selling, general, and administrative expenses is primarily due to lower employee compensation and benefits ($14.8 million), partially offset by favorable settlements of certain international tax and trade compliance matters in 2010 that did not occur in 2011 ($4.4 million).

Asset impairments, net of recoveries increased to $6.4 million for 2011 compared to $0.3 million in 2010. This includes trade name impairments of $9.0 million in 2011 compared to trade name impairments of $1.1 million in 2010. The impairment charge was driven by a decrease in sales and an increase in the discount rate used in our valuation calculations. In 2010, the impairment charge was driven primarily by a decrease in the sales projections used in our valuation calculations. In 2011, the trade name impairments were offset by $2.6 million of gains related to assets held for sale. In 2010, the trade name impairments were offset by $0.8 million of gains related to assets held for sale.

Income tax benefit for 2011 totaled $2.8 million compared to $8.9 million in 2010. Income tax benefit in both years reflects the effects of a valuation allowance maintained for federal and certain state deferred tax assets including net operating loss carry forwards. The income tax benefit in 2011 resulted primarily from impairment charges recorded to reduce the value of certain trade names and the related reduction in deferred tax liabilities associated with these indefinite lived intangible assets. The income tax benefit in 2010 was driven by additional net operating loss carry backs created from contributions to our pension plans. These 2010 contributions allowed us to utilize remaining carry back capacity from previous tax years and increase our income tax refund receivable.

Net loss per common share was $0.80 and $0.76 for 2011 and 2010, respectively, on both a basic and diluted basis. Weighted average shares outstanding used in the calculation of net loss per common share on a diluted basis was 54.9 million for 2011 and 51.1 million in 2010.

Retail Results of Operations

Based on the structure of our operations and management as well as the similarity of the economic environment in which our significant operations compete, we have only one reportable segment. However, as a supplement to the information required in this Form 10-K, we have summarized the following results of our company-owned Thomasville Home Furnishings Stores and all other company-owned retail locations:

	Thomasville Stores (a)		All Other Retail Locations (b)	
	Fiscal Year Ended		Fiscal Year Ended	
	2012	2011	2012	2011
	(Dollars in millions)			
Net sales	$ 105.5	$ 108.5	$ 33.7	$ 37.4
Cost of sales	61.7	63.2	21.4	24.3
Gross profit	43.8	45.3	12.3	13.1
Selling, general and administrative expenses — open stores	60.1	62.6	16.3	18.3
Operating loss — open stores (c)	$ (16.3)	$ (17.3)	$ (4.0)	$ (5.2)
Selling, general and administrative expenses — closed stores (d)	—	—	3.0	7.4
Operating loss - retail operations (c)	$ (16.3)	$ (17.3)	$ (7.0)	$ (12.6)
Number of open stores and showrooms at end of period	48	48	16	16
Number of closed locations at end of period	—	—	20	23
Same-store-sales (e):				
Percentage increase/(decrease)	(2)%	6%	(f)	(f)
Number of stores	45	48		

a) This supplemental data includes company-owned Thomasville retail store locations that were open during the year.

b) This supplemental data includes all company-owned retail locations other than open Thomasville stores ("all other retail locations").

c) Operating loss does not include our wholesale profit on the above retail net sales.

d) Selling, general and administrative expenses — closed stores includes occupancy costs, lease termination costs, and costs associated with closed store lease liabilities. Closed stores have no net sales, cost of sales, or gross profit.

e) The same-store sales percentage is based on sales from stores that have been in operation and company-owned for at least 15 months. The same-store sales comparison includes stores that had been open for at least 15 months, but were closed during the period.

f) Same-store-sales information is not meaningful and is not presented for all other retail locations because results include retail store locations of multiple brands, including six Drexel Heritage stores, one Henredon store, one Broyhill store, and eight designer showrooms at December 29, 2012; and it is not one of our long-term strategic initiatives to grow non-Thomasville brand company-owned retail locations.

In addition to the above company-owned stores, there were 50 Thomasville dealer-owned stores at December 29, 2012.

Financial Condition and Liquidity

Liquidity

Cash and cash equivalents at December 29, 2012 totaled $11.9 million, compared to $25.4 million at December 31, 2011. Net cash used by operating activities totaled $29.3 million in 2012 compared with net cash used by operating activities of $6.2 million in 2011. The decrease in cash flow from operations was primarily driven by an increase in inventory and accounts receivable, increased pension funding and by a higher net loss for the period, partially offset by an increase in accounts payable. Net cash used in investing activities for 2012 totaled $3.8 million compared with $18.0 million in 2011. The decrease in cash used in investing activities is primarily the result of investments in our infrastructure in the first half of 2011 with greater additions to property, plant, equipment, and software. Net cash provided by financing activities totaled $19.6 million in 2012 compared to cash used of $2.4 million in 2011. Cash provided from financing activities for 2012 included new borrowings of $50.0 million on our new term loan and $55.0 million against our new asset-based credit facility ("ABL") in order to fund operations and working capital, partially offset by payments of debt of $77.0 million on our old asset-based credit facility, and debt issuance costs of $8.5 million. Cash used in financing activities for 2011 is primarily related to debt issuance costs of $2.5 million associated with the refinancing of our credit facility in the first half of 2011. Working capital was $220.9 million at December 29, 2012, compared to $231.9 million at December 31, 2011. We continue to manage our working capital to maximize liquidity and minimize borrowings under our ABL. However, as noted above, our total debt increased by $28.0 million during 2012. These additional borrowings are comprised of $8.5 million of borrowings related to debt issuance costs and an additional $19.5 million, which we borrowed to fund operations and working capital. Our efforts to maximize liquidity and reduce borrowing include actions to manage inventories to meet current demand, reduce expenses and capital expenditures, and extend payments to third parties through delayed payments and in some cases, negotiated new terms. The increase in accounts payable since the beginning of 2012 is primarily due to delayed payments. We expect delayed payments to decrease in the future through cash from operations, and as needed, additional borrowings under our ABL.

The primary items impacting our liquidity in the future are cash from operations, capital expenditures, acquisition of stores, sale of surplus assets, borrowings or payments of debt and availability under our ABL (see the Financing Arrangements section below for details on our ABL). We believe our liquidity will be sufficient to support our operations for the foreseeable future. However, if we do not have sufficient cash reserves or sufficient cash flow from our operations or if our borrowing capacity under our ABL is insufficient, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. If additional funds were to be needed, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity.

At December 29, 2012, we had $11.9 million of cash and cash equivalents and $105.0 million of debt outstanding, and subject to certain provisions as described in "Financing Arrangements" below, Total Availability to borrow up to an additional $75.4 million under the ABL. The breach of any of the provisions in the ABL or term loan could result in a default and could trigger acceleration of repayment, which could have a significant adverse impact on our liquidity and our business. While we expect to comply with the provisions of these agreements for the foreseeable future, deterioration in the economy and our results could cause us to not be in compliance with our ABL and term loan agreements.

Financing Arrangements

Long-term debt consists of the following (in millions):

	December 29, 2012	December 31, 2011
Term loan	$ 50,000	$ —
Asset-based loan	55,000	77,000
Less: current maturities	—	—
Long-term debt	$ 105,000	$ 77,000

On September 25, 2012 (the "effective date"), we refinanced our asset-based credit facility (the "Prior Credit Agreement") by entering into a new five-year asset based credit facility (the "ABL") with a group of financial institutions and a new five-year Term Loan Agreement (the "Term Loan") in order to provide financial flexibility and increase our borrowing availability. The new ABL is an asset-based revolving facility with a commitment of $200.0 million subject to a borrowing base of eligible accounts receivable and inventory. The ABL also includes an accordion feature that will allow us to increase the ABL by up to $50.0 million subject to securing additional commitments from the lenders. The Term Loan is a $50.0 million secured facility. Capitalized fees incurred in the third quarter of 2012 for both of these facilities totaled $8.5 million.

On September 26, 2012, we borrowed funds under the ABL and Term Loan to pay in full the existing indebtedness in the amount of $77.0 million owed by us under our Prior Credit Agreement. The Prior Credit Agreement was an asset-based revolving facility provided by a syndicate of financial institutions with a commitment of $250.0 million, subject to a borrowing base of eligible accounts receivable and inventory. Capitalized fees of $0.9 million related to the Prior Credit Agreement were written off and are reflected in interest expense in the current period.

Asset-Based Revolving Credit Facility

The ABL provides for the issuance of letters of credit and cash borrowings, and is secured by a first priority lien on our accounts receivable, inventory, cash deposit and securities accounts and certain related assets (the "ABL Collateral"), and a second priority lien on the Term Loan priority collateral described below. The issuance of letters of credit and cash borrowings are limited by the level of a borrowing base consisting of eligible accounts receivable and inventory, less a $25.0 million availability block and certain reserves set forth in the ABL agreement (the "Borrowing Base"). The amount of the Borrowing Base above the current level of letters of credit and cash borrowings outstanding represents the total borrowing availability ("Total Availability"). Certain covenants and restrictions, including cash dominion and weekly borrowing base reporting would become effective if Total Availability falls below various thresholds. Weekly borrowing base reporting is triggered if Total Availability is less than the greater of (i) $25.0 million and (ii) 12.50% of the aggregate loan commitments. Cash Dominion is triggered if Total Availability is less than the greater of (i) 5.00% of the aggregate loan commitments and (ii) $10.0 million. We intend to manage our availability to remain above these thresholds, as we choose not to be subject to the cash dominion and weekly reporting covenants. The ABL contains certain negative covenants which limit or restrict our ability to among other things, incur indebtedness and contingent obligations, make investments, intercompany loans and capital contributions, and dispose of property or assets. The ABL also includes customary representations and warranties, imposes certain affirmative covenants on us, and includes other typical provisions. The ABL does not contain any financial covenant tests.

The borrowing base is reported on the 25th day of each fiscal month based on our financial position at the end of the previous month for the first six months following the effective date of the ABL, and on the 20th day of each fiscal month based on our financial position at the end of the previous month thereafter. As of December 29, 2012, based on our November 24, 2012 financial position, we had $75.4 million of Total Availability to borrow under the ABL. Our borrowing base calculations are subject to periodic examinations by the financial institutions, which can result in adjustments to the borrowing base and our availability under the ABL.

The interest rate on cash borrowings outstanding under the ABL is either (i) a base rate (the greater of the prime rate, the Federal Funds Rate plus 0.50% and LIBOR plus 1.00%) or (ii) LIBOR; plus a margin. The applicable margin ranges from 1.25% to 2.00% for base rate borrowings and 2.25% to 3.00% for LIBOR borrowings. The initial applicable margin for the first six months following the effective date for base rate borrowings is 1.75% and for LIBOR borrowings is 2.75%. These margins fluctuate with average availability, and will be reduced by 0.25% if certain EBITDA performance measures are met by the Company. As of December 29, 2012, loans outstanding were $55.0 million with a weighted average interest rate of 3.02%.

Term Loan Facility

The Term Loan is guaranteed by all of our material domestic subsidiaries and is secured by a first priority lien on substantially all of our intellectual property, real estate, fixtures, furniture and equipment and capital stock of our subsidiaries, subject to certain exceptions, and a second priority lien on the ABL Collateral. The Term Loan is a five-year term loan which carries interest at LIBOR plus 12.00%. Interest on loans under the Term Loan will be payable monthly in arrears. As of December 29, 2012, the outstanding loan balance was $50.0 million with a weighted average interest rate of 12.21%. If the Term Loan is prepaid, in whole or in part, prior to the maturity date, there will be a prepayment premium as set forth in the Term Loan Agreement.

The Term Loan contains certain negative covenants which limit or restrict our ability to from among other things, incur indebtedness and contingent obligations, make investments, intercompany loans and capital contributions, and dispose of property or assets. The Term Loan also includes customary representations and warranties, imposes certain affirmative covenants on us, and includes other typical provisions.

The Term Loan contains several limitations on the aggregate amount that may be borrowed under the ABL. If the outstanding principal amount of the Term Loan exceeds the Term Loan borrowing base calculation set forth in the Term Loan agreement, then an additional availability reserve in the amount of such excess must be taken against the Borrowing Base under the ABL, which will reduce the Total Availability under the ABL. In addition, beginning in December of 2013, an additional availability reserve, ranging from $5.0 million to $15.0 million, can be taken against the ABL Borrowing Base and thus reduce the Total Availability under the ABL if we fail to meet certain EBITDA performance measures set forth in the Term Loan agreement.

Under the terms of the ABL and the Term Loan, we are required to comply with certain negative and affirmative covenants, the most significant of which have been described above. The Company was in compliance with all applicable ABL and Term Loan covenants as of December 29, 2012 and anticipates compliance with all covenants for the foreseeable future.

Funded Status of Qualified Defined Benefit Pension Plan

The projected benefit obligation of our qualified defined benefit pension plan exceeded the fair value of plan assets by $191.8 million at December 31, 2012, the measurement date. The projected benefit obligation calculations are dependent on various assumptions, including discount rate. The discount rate is selected based on yields of high quality bonds (rated Aa by Moody's as of the measurement date) with cash flows matching the timing and amount of expected future benefit payments. We believe the assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation. Additionally, changes in the yields of the underlying financial instruments from which the assumptions are derived may significantly impact the calculated obligation at future measurement dates. For example, at our year end 2012 measurement date, we used a discount rate of 4.10% to measure the projected benefit obligation. If we had used a discount rate of 4.35% or 3.85%, the projected benefit obligation and underfunded status of our pension plan would have decreased or increased by approximately $16.0 million, respectively.

On June 25, 2010, the federal government passed the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 ("the act") which is designed to provide additional relief from the funding requirements of the Pension Protection Act of 2006. The act provides opportunities for plan sponsors to extend the time over which plan deficits may be funded, up to 15 years, subject to certain limitations including offsets for excess compensation and extraordinary dividends. On July 6, 2012, the federal government passed the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes provisions designed to provide additional funding relief. MAP-21 allows plan sponsors to extend the period over which average interest rates are calculated, from two years to 25 years, for use in discounting pension liabilities and determining funding requirements. With the benefit of the Pension Relief Act and MAP-21, our funding requirements for 2013 under the Employee Retirement Income Security Act of 1974 ("ERISA") are approximately $6.3 million. If the relief provided by the federal government expires or is no longer applicable to our qualified pension plan, if there is downward pressure on the asset values of the plan, or if the present value of the projected benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, it would necessitate significantly increased funding of the plan in the future.

Contractual Obligations and Other Commitments

The following table summarizes the payments related to our outstanding contractual obligations as of December 29, 2012:

	Within 1 Year	Years 2 & 3	Years 4 & 5	Year 5 and Thereafter
Long-term debt obligations:				
Asset-based loan	$ —	$ —	$ 55.0	$ —
Term loan	—	—	50.0	—
Interest expense (1)	8.4	16.8	14.7	—
Operating lease obligations (net of subleases) (2)	34.5	49.7	23.8	21.9
Purchase obligations (3)	—	—	—	—
	$ 42.9	$ 66.5	$ 143.5	$ 21.9

(1) Interest payments calculated at rates in effect at December 29, 2012.

(2) Operating lease obligations (net of subleases) includes open and closed store operating lease obligations as well as equipment operating lease obligations.

(3) We are not a party to any long-term supply contracts. We do, in the normal course of business, initiate purchase orders for the procurement of finished goods, raw materials, and other services. All purchase orders are based upon current requirements and are fulfilled within a short period of time.

Not included in the table above are pension liabilities of $213.3 million, liabilities for uncertain tax positions of $5.9 million, and accrued workers' compensation of $4.5 million as the timing of payments cannot be reasonably estimated.

Off-Balance Sheet Arrangements

We are the prime tenant on operating leases that we have subleased to independent furniture dealers. In addition, we guarantee leases which primarily relate to company-branded stores operated by independent furniture dealers. These subleases and guarantees have remaining terms ranging up to five years and generally require us to make lease payments in the event of default by the sublessor or independent party. In the event of default, we have the right to assign or assume the lease with certain restrictions. As of December 29, 2012, the total amounts remaining under lease guarantees were $3.2 million. Our estimate of probable future losses under these guaranteed leases is not material.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon the Consolidated Financial Statements and Notes to the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The consolidated financial statements consist of the accounts of our company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On November 3, 2011, our Board of Directors approved a change in our fiscal year from a calendar year ending on December 31 to a 52/53 week fiscal year ending on the Saturday closest to December 31 effective January 1, 2012. Therefore the 2012 fiscal year ended on December 29, 2012. Accordingly, the results of operations will periodically include a 53-week fiscal year. Additionally, the subsidiaries included in the consolidated financial statements have historically reported their results of operations as of the Saturday closest to December 31, with the fiscal year end for the Company being December 31 for fiscal 2011 and prior.

We have chosen accounting policies we believe are appropriate to accurately and fairly report our operating results and financial position, and we apply those accounting policies in a consistent manner. Accounting policies we consider most critical are described below:

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) ownership and risk of loss has transferred; and (4) collectability is reasonably assured. These criteria are satisfied and revenue is recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical experience.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience, market conditions, customer credit and financial evaluation, and an aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, anticipated demand, and market conditions.

Intangible Assets

Our trade names are tested for impairment annually in the fourth fiscal quarter. Trade names, and long-lived assets, are also tested for impairment whenever events or changes in circumstances indicate that the asset may be impaired. Each quarter, we assess whether events or changes in circumstances indicate a potential impairment of these assets considering many factors, including significant changes in market capitalization, cash flow or projected cash flow, the condition of assets, and the manner in which assets are used.

Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of trade names is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating royalty rates for each trademark and (ii) applying these royalty rates to a projected net sales stream and discounting the resulting cash flows to determine fair value.

Accordingly, we tested our trade names for impairment in the fourth quarter of 2012. As a result, we recorded an impairment charge of $1.4 million caused by the carrying value being greater than the fair value of certain of our trade names. The decrease in the fair value of these trade names in 2012 was primarily caused by a decrease in projected sales.

A future decrease in the fair value of our trade names could result in a corresponding impairment charge. The estimated fair value of our trade names is highly contingent upon sales trends and assumptions including royalty rates, projected net sales streams, and a discount rate. Decreases in projected sales, decreases in royalty rates, or increases in the discount rate would cause additional impairment charges and a corresponding reduction in our earnings.

We determine royalty rates for each trademark considering contracted rates and industry benchmarks. Royalty rates generally are not volatile and do not fluctuate significantly with short term changes in economic conditions. A 25 basis point decrease in assumed royalty rates would have resulted in a $9.2 million decrease in the fair value of our trade names at December 29, 2012.

Weighted average net sales streams are calculated for each trademark based on a probability weighting assigned to each reasonably possible future net sales stream. The probability weightings are determined considering historical performance, management forecasts and other factors such as economic conditions and trends. Projected net sales streams could fluctuate significantly based on changes in the economy, actual sales, or forecasted sales. A ten percent decrease in the projected net sales streams would have resulted in an $7.4 million decrease in the fair value of our trade names at December 29, 2012.

The discount rate is a calculated weighted average cost of capital determined by observing typical rates and proportions of interest-bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to our company. The fair value was calculated using a discount rate of 15.5% in the fourth quarter of 2012, 17.0% in the third quarter of 2011 and 16.5% in the fourth quarter of 2010; and we recorded impairment charges of $1.4 million in the fourth quarter of 2012, $9.0 million in the third quarter of 2011 and $1.1 million in the fourth quarter of 2010, which are included in Impairment of assets, net of recoveries on the Consolidated Statement of Operations. The discount rate could fluctuate significantly with changes in the risk profile of our industry or in the general economy. A 100 basis point increase in the assumed discount rate would have resulted in a $6.0 million decrease in the fair value of our trade names at December 29, 2012.

Closed Retail Locations

We maintain a liability for costs associated with operating leases for closed retail locations. The liability is determined based upon the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. This liability is reviewed quarterly and adjusted, as necessary, to reflect changes in estimated sublease rentals.

Retirement Plans

Defined benefit plan expense and obligation calculations are dependent on various assumptions. These assumptions include discount rate, expected long-term rate of return on plan assets, and rate of compensation increases.

The discount rate is selected based on yields of high quality bonds (rated Aa by Moody's as of the measurement date) with cash flows matching the timing and amount of expected future benefit payments. The discount rates used at our 2012 and 2011 measurement dates were 4.10% and 5.00%, respectively. The decrease in the discount rate is attributable to a decrease in yields on the underlying high quality corporate bonds in 2012. The expected long-term rate of return on plan assets represents our long-term expectation of asset returns over the life of the portfolio. The expected return is a weighted average based on historical and future expected returns for each asset class, as well as the asset class allocation of the portfolio which was not anticipated to change significantly in 2012. Each year, we consider actual returns on assets in recent periods and the current economic environment and determine whether there has been a fundamental change in the market likely to significantly impact future returns. For 2012, the recent actual returns on plan assets and the economic environment did not significantly impact our long-term expectation of asset returns. The long-term rate of compensation increase is not applicable for our plan as benefits have ceased to accumulate.

We believe the assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation and expense. Additionally, changes in the yields of the underlying financial instruments from which the assumptions are derived may significantly impact the calculated obligation at future measurement dates. For example, at our year end 2012 measurement date, we used a discount rate of 4.10% to measure the projected benefit obligation. If we had used a discount rate of 4.35% or 3.85%, the projected benefit obligation and underfunded status of our pension plan would have decreased or increased by approximately $16.0 million, respectively.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

We have exposure to market risk from changes in interest rates. Our exposure to interest rate risk consists of interest expense on our asset-based loan, term loan and interest income on our cash equivalents. A 10% increase on variable interest rates would result in additional interest expense of $0.1 million annually. We have no derivative financial instruments at December 29, 2012.

Item 8. ***Financial Statements and Supplementary Data***

FURNITURE BRANDS INTERNATIONAL, INC.

Index to Consolidated Financial Statements and Schedules

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders' equity for each of the years in the three-year period ended December 29, 2012. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. as of December 29, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Furniture Brands International, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

St. Louis, Missouri
March 6, 2013

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands except per share data)

	December 29, 2012	December 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 11,869	$ 25,387
Receivables, less allowances of $11,615 ($10,413 at December 31, 2011)	125,739	107,974
Inventories	244,333	228,155
Prepaid expenses and other current assets	11,287	9,490
Total current assets	393,228	371,006
Property, plant, and equipment, net	103,403	115,803
Trade names	76,105	77,508
Other assets	45,705	50,179
Total assets	$ 618,441	$ 614,496
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 113,590	$ 85,603
Accrued employee compensation	18,431	15,161
Other accrued expenses	40,310	38,390
Total current liabilities	172,331	139,154
Long-term debt	105,000	77,000
Deferred income taxes	18,002	19,330
Pension liability	213,295	185,991
Other long-term liabilities	55,015	60,740
Shareholders' equity:		
Preferred stock, 10,000,000 shares authorized, no par value — none issued	—	—
Common stock, 200,000,000 shares authorized, $1.00 stated value — 60,614,741 shares issued at December 29, 2012 and December 31, 2011	60,615	60,615
Paid-in capital	187,534	202,471
Retained earnings	137,784	185,053
Accumulated other comprehensive loss	(234,397)	(201,853)
Treasury stock at cost 4,305,787 shares at December 29, 2012 and 5,071,125 shares at December 31, 2011	(96,738)	(114,005)
Total shareholders' equity	54,798	132,281
Total liabilities and shareholders' equity	$ 618,441	$ 614,496

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net sales	$ 1,072,324	$ 1,107,664	$ 1,159,934
Cost of sales	828,030	840,357	883,620
Gross profit	244,294	267,307	276,314
Selling, general, and administrative expenses	279,660	305,499	321,075
Impairment of assets, net of recoveries	8,709	6,355	251
Operating loss	(44,075)	(44,547)	(45,012)
Interest expense	5,681	3,573	3,172
Other income, net	713	1,567	264
Loss before income tax benefit	(49,043)	(46,553)	(47,920)
Income tax benefit	(1,774)	(2,803)	(8,894)
Net loss	$ (47,269)	$ (43,750)	$ (39,026)
Net loss per common share — basic and diluted:	$ (0.86)	$ (0.80)	$ (0.76)
Weighted average shares of common stock outstanding – Basic	55,156	54,935	51,116
Weighted average shares of common stock outstanding – Diluted	55,156	54,935	51,116

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net loss	$ (47,269)	$ (43,750)	$ (39,026)
Other comprehensive income (loss):			
Pension liability	(31,966)	(84,672)	(5,705)
Foreign currency translation	(578)	(1,506)	1,501
Other comprehensive loss, before tax	(32,544)	(86,178)	(4,204)
Income tax expense	—	—	—
Other comprehensive loss, net of tax	(32,544)	(86,178)	(4,204)
Total comprehensive loss	$ (79,813)	$ (129,928)	$ (43,230)

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities:			
Net loss	$ (47,269)	$ (43,750)	$ (39,026)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	18,944	21,893	23,851
Compensation expense related to stock option grants and restricted stock awards	2,230	2,548	2,512
Impairment of assets	8,709	9,830	1,287
Loss/(gain) on sale of assets	228	(3,940)	(1,297)
Other, net	602	(1,078)	419
Changes in operating assets and liabilities:			
Accounts receivable	(18,245)	5,852	12,573
Income taxes receivable	480	708	57,381
Inventories	(16,178)	21,536	(23,613)
Prepaid expenses and other assets	(865)	1,566	(1,565)
Accounts payable and accrued expenses	33,804	(3,096)	(18,756)
Deferred income taxes	(1,956)	(2,602)	(2,560)
Other long-term liabilities	(9,782)	(15,694)	(5,905)
Net cash used by operating activities	(29,298)	(6,227)	5,301
Cash flows from investing activities:			
Additions to property, plant, equipment and software	(7,600)	(27,507)	(21,930)
Proceeds from the disposal of assets	3,781	9,517	2,779
Net cash used in investing activities	(3,819)	(17,990)	(19,151)
Cash flows from financing activities:			
Payments of long-term debt	(77,000)	—	(18,000)
Payments for debt issuance costs	(8,498)	(2,458)	—
Proceeds from the issuance of term loan debt	50,000	—	—
Proceeds from the issuance of long-term debt	55,000	—	—
Other	97	98	(58)
Net cash provided (used) by financing activities	19,599	(2,360)	(18,058)
Net decrease in cash and cash equivalents	(13,518)	(26,577)	(31,908)
Cash and cash equivalents at beginning of the year	25,387	51,964	83,872
Cash and cash equivalents at end of the year	$ 11,869	$ 25,387	$ 51,964
Supplemental disclosure:			
Cash payments (refunds) for income taxes, net	$ 151	$ 706	$ (63,294)
Cash payments for interest expense	$ 4,082	$ 3,022	$ 2,780

See accompanying notes to consolidated financial statements.

FURNITURE BRANDS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Common Stock:			
Beginning balance	$ 60,615	$ 60,615	$ 56,483
Pension contribution activity	—	—	4,132
Ending balance	$ 60,615	$ 60,615	$ 60,615
Paid-In Capital:			
Beginning balance	$ 202,471	$ 210,945	$ 224,133
Stock plans activity	(14,937)	(8,474)	4,764
Pension contribution activity	—	—	(17,952)
Ending balance	$ 187,534	$ 202,471	$ 210,945
Retained Earnings:			
Beginning balance	$ 185,053	$ 228,803	$ 267,829
Net loss	(47,269)	(43,750)	(39,026)
Ending balance	$ 137,784	$ 185,053	$ 228,803
Accumulated Other Comprehensive Loss:			
Beginning balance	$ (201,853)	$ (115,675)	$ (111,471)
Other comprehensive loss	(32,544)	(86,178)	(4,204)
Ending balance	$ (234,397)	$ (201,853)	$ (115,675)
Treasury Stock:			
Beginning balance	$ (114,005)	$ (125,121)	$ (174,183)
Stock plans activity	17,267	11,116	(2,310)
Pension contribution activity	—	—	51,372
Ending balance	$ (96,738)	$ (114,005)	$ (125,121)
Total Shareholders' Equity	$ 54,798	$ 132,281	$ 259,567

See accompanying notes to consolidated financial statements.

See accompanying notes to consolidated financial statements.

(in thousands except per share data)

1. ORGANIZATION AND PRESENTATION OF FINANCIAL STATEMENTS

Furniture Brands International, Inc. is a world leader in designing, manufacturing, sourcing and retailing home furnishings. Furniture Brands markets products through a wide range of channels, including its own Thomasville retail stores and through interior designers, multi-line/independent retailers and mass merchant stores. Furniture Brands' portfolio includes some of the best known and most respected brands in the furniture industry, including *Thomasville, Broyhill, Lane, Drexel Heritage, Henredon, Pearson, Hickory Chair, Lane Venture, Maitland-Smith* and *La Barge*.

Through these brands, we offer (i) case goods, consisting of bedroom, dining room, and living room wood furniture, (ii) stationary upholstery products, consisting of sofas, loveseats, sectionals, and chairs, (iii) motion upholstered furniture, consisting of recliners and sleep sofas, (iv) occasional furniture, consisting of wood, metal and glass tables, accent pieces, home entertainment centers, and home office furniture, and (v) decorative accessories and accent pieces. Our brands are featured in nearly every price and product category in the residential furniture industry.

Substantially all of our sales are made to unaffiliated parties, primarily furniture retailers. We have a diversified customer base with no one customer accounting for 10% or more of consolidated net sales and, other than the retail furniture industry, no particular concentration of credit risk in one economic sector. Foreign net sales represented less than 10% of total net sales in all years presented.

The accompanying consolidated financial statements of Furniture Brands International, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates, judgments, and assumptions, which we believe to be reasonable, based on the information available. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The consolidated financial statements consist of the accounts of our company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On November 3, 2011, our Board of Directors approved a change in our fiscal year from a calendar year ending on December 31 to a 52/53 week fiscal year ending on the Saturday closest to December 31 effective January 1, 2012. Therefore the 2012 fiscal year ended on December 29, 2012. Accordingly, the results of operations will periodically include a 53-week fiscal year. Additionally, the subsidiaries included in the consolidated financial statements have historically reported their results of operations as of the Saturday closest to December 31, with the fiscal year end for the Company being December 31 for fiscal 2011 and prior.

Our significant accounting policies are set forth below and in the following notes to the consolidated financial statements.

Cash and Cash Equivalents

We consider all short-term, highly liquid investments with an original maturity of 3 months or less to be cash equivalents. These investments include money market accounts, short-term commercial paper, and United States Treasury Bills.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based upon the review of specific customer account balances, historical experience, market conditions, customer credit and financial evaluation, and an aging of the accounts receivable.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are regularly reviewed for excess quantities and obsolescence based upon historical experience, specific identification of discontinued items, future demand, and market conditions.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost when acquired. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment losses are recognized if expected future cash flows of the related assets are less than their carrying value.

Fair Value of Financial Instruments

We consider the carrying amounts of cash and cash equivalents, receivables, and accounts payable to approximate fair value because of the short maturity of these financial instruments.

We consider the carrying value of amounts outstanding under the Company's asset based loan to approximate fair value because these amounts outstanding accrue interest at rates which generally fluctuate with interest rate trends.

Revenue Recognition

Revenues (sales) are recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) there is a fixed or determinable price; (3) ownership and risk of loss has transferred; and (4) collectability is reasonably assured. These criteria are satisfied and revenue is recognized primarily upon shipment of product. Appropriate provisions for customer returns and discounts are recorded based upon historical experience.

Advertising Costs

Advertising costs include media, media production, catalog, swatch, and point of sale promotional display costs. Advertising media and production costs are expensed in the year when advertisements are first aired or distributed. Total advertising costs were $26,945 for 2012, $36,382 for 2011, and $38,279 for 2010.

Reclassifications

Financial information reported in prior periods is reflected in a manner consistent with the current period presentation.

2. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

We have been executing plans to improve our performance. These measures include consolidating and reconfiguring manufacturing facilities and processes to eliminate waste and improve efficiency, managing product inventory levels better to reflect consumer demand, transforming our transportation methods to be more cost effective, exiting unprofitable retail locations, limiting our credit exposure to weak retail partners, and discontinuing unprofitable lines of business and licensing arrangements. In addition, we have been executing plans to reduce our workforce and to centralize certain functions.

Restructuring and asset impairment charges associated with these measures include the following:

	Fiscal Year Ended		
	2012	2011	2010
Restructuring charges:			
Facility costs to shutdown, cleanup, and vacate	$ —	$ 1,651	$ —
Termination benefits	5,557	7,217	5,858
Closed store occupancy and lease costs	3,090	7,464	6,782
Gain on the sale of assets	—	(4,292)	(1,050)
	8,647	12,040	11,590
Asset Impairment charges	7,306	1,332	4,046
	$ 15,953	$ 13,372	$ 15,636
Statement of Operations classification:			
Cost of sales	$ 698	$ 3,265	$ 4,472
Selling, general, and administrative expenses	7,949	12,752	12,013
Impairment of assets, net of recoveries	7,306	(2,645)	(849)
	$ 15,953	$ 13,372	$ 15,636

Asset impairment charges were recorded to reduce the carrying value of closed facilities and related assets to their net realizable value. The determination of impairment charges is based primarily upon (i) consultations with real estate brokers, (ii) proceeds from recent sales of Company facilities, and (iii) the market prices being obtained for similar long-lived assets. Qualifying assets related to restructuring are recorded as assets held for sale within Other Assets in the Consolidated Balance Sheets until sold. Total assets held for sale were $4,900 at December 29, 2012 and $13,553 at December 31, 2011.

Closed store occupancy and lease costs include occupancy costs associated with closed retail locations, early contract termination settlements for retail leases, and closed store lease liabilities representing the present value of the remaining lease rentals reduced by the current market rate for sublease rentals of similar properties. This liability is reviewed quarterly and adjusted, as necessary, to reflect changes in estimated sublease rentals.

Activity in the accrual for closed store lease liabilities was as follows:

	Fiscal Year Ended	
	2012	2011
Accrual for closed store lease liabilities at beginning of year	$ 17,110	$ 21,704
Charges to expense	665	2,554
Less cash payments	5,616	7,148
Accrual for closed store lease liabilities at end of year	$ 12,159	$ 17,110

At December 29, 2012, $4,756 of the accrual for closed store lease liabilities is classified as other accrued expenses, with the remaining balance in other long-term liabilities.

Remaining minimum payments under operating leases for closed stores as of December 29, 2012 are as follows:

Year	Minimum Lease Payments — Closed Stores
2013	$ 6,670
2014	6,206
2015	3,569
2016	1,085
2017	357
Thereafter	—
	$ 17,887

Activity in the accrual for termination benefits was as follows:

	Fiscal Year Ended	
	2012	2011
Accrual for termination benefits at beginning of year	$ 876	$ 4,950
Charges to expense	5,557	7,217
Less cash payments	2,431	11,291
Accrual for termination benefits at end of year	$ 4,002	$ 876

The accrual for termination benefits at December 29, 2012 is classified as accrued employee compensation.

3. INVENTORIES

Inventories are summarized as follows:

	December 29, 2012	December 31, 2011
Finished products	$ 142,900	$ 132,508
Work-in-process	15,840	15,585
Raw materials	85,593	80,062
	$ 244,333	$ 228,155

4. PROPERTY, PLANT, AND EQUIPMENT

Major classes of property, plant, and equipment consist of the following:

	December 29, 2012	December 31, 2011
Land	$ 9,007	$ 8,861
Buildings and improvements	175,581	179,999
Machinery and equipment	193,200	194,055
	377,788	382,915
Less accumulated depreciation	274,385	267,112
	$ 103,403	$ 115,803

Depreciation expense was $15,299, $17,181, and $19,195 for the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively. The gross and net book value of property, plant, and equipment located outside of the United States was $37,923 and $23,589, respectively, as of December 29, 2012. The gross and net book value of property, plant, and equipment located outside of the United States was $37,584 and $24,998, respectively, as of December 31, 2011.

5. TRADE NAMES

Trade names activity is as follows:

	Fiscal Year Ended	
	2012	2011
Beginning balance of trade names	$ 77,508	$ 86,508
Impairment	(1,403)	(9,000)
Ending balance of trade names	$ 76,105	$ 77,508

Our trade names are tested for impairment annually, in the fourth fiscal quarter. Trade names, and long-lived assets, are also tested for impairment whenever events or changes in circumstances indicate that the asset may be impaired. Each quarter, we assess whether events or changes in circumstances indicate a potential impairment of these assets considering many factors, including significant changes in market capitalization, cash flow or projected cash flow, the condition of assets, and the manner in which assets are used.

Trade names are tested by comparing the carrying value and fair value of each trade name to determine the amount, if any, of impairment. The fair value of trade names is calculated using a "relief from royalty payments" methodology. This approach involves two steps: (i) estimating royalty rates for each trademark and (ii) applying these royalty rates to a projected net sales stream and discounting the resulting cash flows to determine fair value.

Accordingly, we tested our trade names for impairment in the fourth quarter of 2012. As a result, we recorded an impairment charge of $1,403 caused by the carrying value being greater than the fair value of certain of our trade names. The decrease in the fair value of these trade names in 2012 was primarily caused by a decrease in projected sales.

We tested our trade names for impairment in the third quarter of 2011 primarily due to deterioration in sales in certain brands. As a result, we recorded an impairment charge of $9,000 caused by the carrying value being greater than the fair value of certain of our trade names. The decrease in the fair value of these trade names in the third quarter of 2011 was primarily caused by a decrease in projected sales and an increase in the discount rate used in our valuation calculations.

A future decrease in the fair value of our trade names could result in a corresponding impairment charge. The estimated fair value of our trade names is highly contingent upon sales trends and assumptions including royalty rates, projected net sales streams, and a discount rate. Decreases in projected sales, decreases in royalty rates, or increases in the discount rate would cause additional impairment charges and a corresponding reduction in our earnings.

We determine royalty rates for each trademark considering contracted rates and industry benchmarks. Royalty rates generally are not volatile and do not fluctuate significantly with short term changes in economic conditions.

Weighted average net sales streams are calculated for each trademark based on a probability weighting assigned to each reasonably possible future net sales stream. The probability weightings are determined considering historical performance, management forecasts and other factors such as economic conditions and trends. Projected net sales streams could fluctuate significantly based on changes in the economy, actual sales, or forecasted sales.

The discount rate is a calculated weighted average cost of capital determined by observing typical rates and proportions of interest-bearing debt, preferred equity, and common equity of publicly traded companies engaged in lines of business similar to our company. The fair value was calculated using a discount rate of 15.5% in the fourth quarter of 2012, 17.0% in the third quarter of 2011 and 16.5% in the fourth quarter of 2010; and we recorded impairment charges of $1,403 in the fourth quarter of 2012, $9,000 in the third quarter of 2011 and $1,100 in the fourth quarter of 2010, which are included in Impairment of assets, net of recoveries on the Consolidated Statement of Operations. The discount rate could fluctuate significantly with changes in the risk profile of our industry or in the general economy.

6. LONG-TERM DEBT

Long-term debt consists of the following:

	December 29, 2012	December 31, 2011
Term loan	$ 50,000	$ —
Asset-based loan	55,000	77,000
Less: current maturities	—	—
Long-term debt	$ 105,000	$ 77,000

On September 25, 2012 (the "effective date"), the Company refinanced its existing asset-based credit facility (the "Prior Credit Agreement") by entering into a new five-year asset based credit facility (the "ABL") with a group of financial institutions and a new five-year Term Loan Agreement (the "Term Loan") in order to provide financial flexibility and increase the Company's borrowing availability. The new ABL is an asset-based revolving facility with a commitment of $200,000 subject to a borrowing base of eligible accounts receivable and inventory. The ABL also includes an accordion feature that will allow the Company to increase the ABL by up to $50,000 subject to securing additional commitments from the lenders. The Term Loan is a $50,000 secured facility. Capitalized fees incurred in the third quarter of 2012 for both of these facilities totaled $8,498.

On September 26, 2012, the Company borrowed funds under the ABL and Term Loan to pay in full the existing indebtedness in the amount of $77,000 owed by the Company pursuant to the terms of the Prior Credit Agreement. The Prior Credit Agreement was an asset-based revolving facility provided by a syndicate of financial institutions with a commitment of $250,000, subject to a borrowing base of eligible accounts receivable and inventory. Capitalized fees of $927 related to the Prior Credit Agreement were written off and are reflected in interest expense in the current period.

Asset-Based Revolving Credit Facility

The ABL provides for the issuance of letters of credit and cash borrowings, and is secured by a first priority lien on the Company's accounts receivable, inventory, cash deposit and securities accounts and certain related assets (the "ABL Collateral"), and a second priority lien on the Term Loan priority collateral described below. The issuance of letters of credit and cash borrowings are limited by the level of a borrowing base consisting of eligible accounts receivable and inventory, less a $25,000 availability block and certain reserves set forth in the ABL agreement (the "Borrowing Base"). The amount of the Borrowing Base above the current level of letters of credit and cash borrowings outstanding represents the total borrowing availability ("Total Availability"). Certain covenants and restrictions, including cash dominion and weekly borrowing base reporting would become effective if Total Availability falls below various thresholds. Weekly borrowing base reporting is triggered if Total Availability is less than the greater of (i) $25,000 and (ii) 12.50% of the aggregate loan commitments. Cash Dominion is triggered if Total Availability is less than the greater of (i) 5.00% of the aggregate loan commitments and (ii) $10,000. We intend to manage our availability to remain above these thresholds, as we choose not to be subject to the cash dominion and weekly reporting covenants. The ABL contains certain negative covenants which limit or restrict the Company's ability to among other things, incur indebtedness and contingent obligations, make investments, intercompany loans and capital contributions, and dispose of property or assets. The ABL also includes customary representations and warranties of the Company, imposes on the Company certain affirmative covenants, and includes other typical provisions. The ABL does not contain any financial covenant tests.

The borrowing base is reported on the 25th day of each fiscal month based on the Company's financial position at the end of the previous month for the first six months following the effective date of the ABL, and on the 20th day of each fiscal month based on our financial position at the end of the previous month thereafter. As of December 29, 2012, based on the Company's November 24, 2012 financial position, the Company had $75,392 of Total Availability to borrow under the ABL. The Company's borrowing base calculations are subject to periodic examinations by the financial institutions, which can result in adjustments to the borrowing base and the Company's availability under the ABL.

The interest rate on cash borrowings outstanding under the ABL is either (i) a base rate (the greater of the prime rate, the Federal Funds Rate plus 0.50% and LIBOR plus 1.00%) or (ii) LIBOR; plus a margin. The applicable margin ranges from 1.25% to 2.00% for base rate borrowings and 2.25% to 3.00% for LIBOR borrowings. The initial applicable margin for the first six months following the effective date for base rate borrowings is 1.75% and for LIBOR borrowings is 2.75%. These margins fluctuate with average availability, and will be reduced by 0.25% if certain EBITDA performance measures are met by the Company. As of December 29, 2012, loans outstanding were $55,000 with a weighted average interest rate of 3.02%.

Term Loan Facility

The Term Loan is guaranteed by all of the Company's material domestic subsidiaries and is secured by a first priority lien on substantially all of the Company's intellectual property, real estate, fixtures, furniture and equipment and capital stock of the Company's subsidiaries, subject to certain exceptions, and a second priority lien on the ABL Collateral. The Term Loan is a five-year term loan which carries interest at LIBOR plus 12.00%. Interest on loans under the Term Loan will be payable monthly in arrears. As of December 29, 2012, the outstanding loan balance was $50,000 with a weighted average interest rate of 12.21%. If the Term Loan is prepaid, in whole or in part, prior to the maturity date, there will be a prepayment premium as set forth in the Term Loan Agreement.

The Term Loan contains certain negative covenants which limit or restrict the Company's ability to from among other things, incur indebtedness and contingent obligations, make investments, intercompany loans and capital contributions, and dispose of property or assets. The Term Loan also includes customary representations and warranties of the Company, imposes on the Company certain affirmative covenants, and includes other typical provisions.

The Term Loan contains several limitations on the aggregate amount that may be borrowed under the ABL. If the outstanding principal amount of the Term Loan exceeds the Term Loan borrowing base calculation set forth in the Term Loan agreement, then an additional availability reserve in the amount of such excess must be taken against the Borrowing Base under the ABL, which will reduce the Total Availability under the ABL. In addition, beginning in December of 2013, an additional availability reserve, ranging from $5,000 to $15,000, can be taken against the ABL Borrowing Base and thus reduce the Total Availability under the ABL if the Company fails to meet certain EBITDA performance measures set forth in the Term Loan agreement.

Under the terms of the ABL and the Term Loan, we are required to comply with certain negative and affirmative covenants, the most significant of which have been described above. The Company was in compliance with all applicable ABL and Term Loan covenants as of December 29, 2012 and anticipates compliance with all covenants for the foreseeable future.

7. LIQUIDITY

The primary items impacting our liquidity in the future are cash from operations, capital expenditures, acquisition of stores, sale of surplus assets, and borrowings or payments of debt.

We are focused on effective cash management. However, if we do not have sufficient cash reserves or sufficient cash flow from our operations or if our borrowing capacity under our ABL is insufficient, we may need to raise additional funds through equity or debt financings in the future in order to meet our operating and capital needs. If additional funds were to be needed, we may not be able to secure adequate debt or equity financing on favorable terms, or at all, at the time when we need such funding. In the event that we are unable to raise additional funds, our liquidity will be adversely impacted and our business could suffer. If we are able to secure additional financing, these funds could be costly to secure and maintain, which could significantly impact our earnings and our liquidity.

At December 29, 2012, we had $11,869 of cash and cash equivalents, $105,000 of debt outstanding, and subject to certain provisions as described in Note 6 Long-Term Debt above, Total Availability to borrow up to an additional $75,392 under the ABL. The breach of any of the provisions in the ABL or Term Loan could result in a default and could trigger acceleration of repayment, which could have a significant adverse impact on our liquidity and our business. While we expect to comply with the provisions of the agreements for the foreseeable future, our results, including any impact from the deterioration in the economy, could cause us to not be in compliance with our ABL and Term Loan agreements.

8. EMPLOYEE BENEFITS

We sponsor or contribute to retirement plans covering substantially all employees. The expenses related to these plans were as follows:

	Fiscal Year Ended		
	2012	2011	2010
Defined benefit plans	$ 6,373	$ 3,159	$ 10,911
Defined contribution plan (401k plan) — company match	2,754	6,070	6,522
Other	728	586	491
	$ 9,855	$ 9,815	$ 17,924

We currently provide retirement benefits to our domestic employees through a defined contribution plan. Participating employees may contribute a percentage of their compensation to the plan, subject to limitations imposed by the Internal Revenue Service. We match a portion of the employee's contribution and employees vest immediately in the company match.

Through 2005, domestic employees were covered primarily by noncontributory plans, funded by company contributions to trust funds held for the sole benefit of employees. We amended the defined benefit plans, freezing and ceasing future benefits as of December 31, 2005. Certain transitional benefits were provided to certain participants, but ceased accruing when the plan became inactive on December 31, 2010.

The projected benefit obligation of our qualified defined benefit pension plan exceeded the fair value of plan assets by $191,793 at December 31, 2012, the measurement date. The projected benefit obligation calculations are dependent on various assumptions, including discount rate. The discount rate is selected based on yields of high quality bonds (rated Aa by Moody's as of the measurement date) with cash flows matching the timing and amount of expected future benefit payments. We believe the assumptions to be reasonable; however, differences in assumptions would impact the calculated obligation. Additionally, changes in the yields of the underlying financial instruments from which the assumptions are derived may significantly impact the calculated obligation at future measurement dates.

On June 25, 2010, the federal government passed the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010 ("the act") which is designed to provide additional relief from the funding requirements of the Pension Protection Act of 2006. The act provides opportunities for plan sponsors to extend the time over which plan deficits may be funded, up to 15 years, subject to certain limitations including offsets for excess compensation and extraordinary dividends. On July 6, 2012, the federal government passed the Moving Ahead for Progress in the 21st Century Act ("MAP-21"), which includes provisions designed to provide additional funding relief. MAP-21 allows plan sponsors to extend the period over which average interest rates are calculated, from two years to 25 years, for use in discounting pension liabilities and determining funding requirements. With the benefit of the Pension Relief Act and MAP-21, our funding requirements for 2013 under the Employee Retirement Income Security Act of 1974 ("ERISA") are approximately $6,250. If the relief provided by the federal government expires or is no longer applicable to our qualified pension plan, if there is downward pressure on the asset values of the plan, or if the present value of the projected benefit obligation of the plan increases, as would occur in the event of a decrease in the discount rate used to measure the obligation, it would necessitate significantly increased funding of the plan in the future.

The table below summarizes the funded status of the Company-sponsored qualified and non-qualified defined benefit plans:

	2012		2011	
	Qualified Plan	Non-Qualified Plan	Qualified Plan	Non-Qualified Plan
Projected benefit obligation:				
Beginning of year	$ 478,066	$ 20,783	$ 437,413	$ 20,696
Service cost	—	—	—	—
Interest cost	23,246	985	24,423	1,127
Actuarial loss	44,012	1,650	41,478	1,163
Benefits paid	(26,178)	(2,195)	(25,248)	(2,203)
End of year	$ 519,146	$ 21,223	$ 478,066	$ 20,783
Fair value of plan assets:				
Beginning of year	$ 312,673	$ —	$ 352,738	$ —
Actual return on plan assets	32,446	—	(17,939)	—
Employer contributions	8,412	2,195	3,122	2,203
Benefits paid	(26,178)	(2,195)	(25,248)	(2,203)
End of year	$ 327,353	$ —	$ 312,673	$ —
Accrued pension cost	$ 191,793	$ 21,223	$ 165,393	$ 20,783
Accumulated benefit obligation	$ 519,146	$ 21,223	$ 478,066	$ 20,783

The components of net periodic pension expense for the Company-sponsored defined benefit plans are as follows:

	2012	2011	2010
Service cost	$ —	$ —	$ 2,419
Interest Cost	24,231	25,550	25,853
Expected return on plan assets	(25,071)	(26,622)	(24,909)
Net amortization and deferral	7,213	4,231	7,480
Curtailment loss	—	—	68
Net periodic expense	$ 6,373	$ 3,159	$ 10,911

Annual expense for defined benefit plans is determined using the projected unit credit actuarial method. In conjunction with the plans becoming inactive, effective January 1, 2011, actuarial losses on plan assets are amortized from accumulated other comprehensive loss into net periodic expense over the average remaining life expectancy of plan participants.

Changes in defined benefit plan assets and benefit obligations recognized in other comprehensive loss included the following components:

	2012	2011	2010
Current year actuarial loss	$ 39,179	$ 88,903	$ 13,252
Amortization of actuarial loss	(7,213)	(4,231)	(7,453)
Amortization of prior service cost	—	—	(94)
Total recognized in other comprehensive loss	$ 31,966	$ 84,672	$ 5,705

Other comprehensive loss consists of the following components related to defined benefit plans:

	2012	2011
Net actuarial loss	$ 254,319	$ 222,353
Tax benefits	(19,536)	(19,536)
	$ 234,783	$ 202,817

The estimated actuarial loss that will be amortized from other comprehensive loss into net periodic expense in 2013 is $8,988.

Actuarial assumptions used to determine defined benefit plan costs and benefit obligations are as follows:

	2012	2011	2010
Assumptions used to determine net periodic expense for the year ended:			
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Average discount rate	5.00%	5.75%	6.00%
Long-term rate of compensation increase	N/A	N/A	1.50%
Assumptions used to determine benefit obligation as of year end:			
Average discount rate	4.10%	5.00%	5.75%
Long-term rate of compensation increase	N/A	N/A	N/A

The expected long-term rate of return on plan assets assumption was developed through analysis of historical market returns and trust fund returns by asset class, current market conditions, and anticipated future long-term performance by asset class. While consideration is given to recent asset performance, this assumption represents a long-term, prospective return. The average discount rate is selected based on yields of high quality bonds (rated Aa by Moody's) with cash flows matching the timing and amount of expected future benefit payments. The long-term rate of compensation increase is no longer applicable, as transition benefits ceased to accumulate on December 31, 2010.

The investment objective of the trust funds is to ensure, over the long-term life of the plans, an adequate asset balance and sufficient liquidity to support the benefit obligations to participants, retirees, and beneficiaries. In meeting this objective, we seek to achieve investment returns at or above selected benchmarks consistent with a prudent level of diversification between and within asset classes. We retain an independent fiduciary and registered investment advisors to manage specific asset classes. Investment advisors are selected from established and financially sound organizations with proven records in managing funds in the appropriate asset class. Investment advisors are given strict investment guidelines and performance benchmarks. The assets of the various funds include domestic and international corporate equities, government securities, and corporate debt securities.

The asset allocations for our defined benefit plans are as follows:

	Percentage of Plan Assets		
	Target	2012	2011
Global equity securities	50-60%	56%	59%
Fixed income securities	40-50%	44%	41%
		100%	100%

In 2010, we completed an asset allocation study and approved a plan to revise the allocation of plan assets over a three year period as indicated in the table above.

The tables below summarize the fair value of the defined benefit plan assets, presented by asset category and by level within the fair value hierarchy. The level within the fair value hierarchy is determined based on the inputs used to measure the fair value. Level 1 includes fair value measurements based on quoted prices in active markets for identical assets. Level 2 includes fair values estimated using significant other observable inputs. Level 3 includes fair values estimated using significant unobservable inputs. Level 2 investments include fixed income securities that are valued using model based pricing services and pooled funds that contain investments with values based on quoted market prices, but for which the funds are not valued on a quoted market basis.

	Fair Value of Plan Assets for the year ended 2012			
	Total	Level 1	Level 2	Level 3
Interests in pooled funds:				
Short term investment funds	$ 6,619	$ —	$ 6,619	$ —
Domestic large-cap equity funds	102,371	—	102,371	—
Domestic mid-cap equity funds	33,955	—	33,955	—
International equity funds	45,698	—	45,698	—
Fixed income funds	136,519	—	136,519	—
Furniture Brands Common Stock	2,191	2,191	—	—
Total fair value of plan assets	$ 327,353	$ 2,191	$ 325,162	$ —

	Fair Value of Plan Assets for the year ended 2011			
	Total	Level 1	Level 2	Level 3
Interests in pooled funds:				
Short term investment funds	$ 9,477	$ —	$ 9,477	$ —
Domestic large-cap equity funds	109,185	—	109,185	—
Domestic mid-cap equity funds	33,207	—	33,207	—
International equity funds	35,447	—	35,447	—
Fixed income funds	119,398	—	119,399	—
Furniture Brands Common Stock	5,959	5,959	—	—
Total fair value of plan assets	$ 312,673	$ 5,959	$ 306,715	$ —

In 2010, we made contributions of $37,552 in the form of company common stock and $6,409 in cash to the trust funds of our qualified defined benefit plans. The contributions of company common stock were non-cash transactions and thus are not reflected in the Consolidated Statements of Cash Flows for the year ended December 31, 2010.

At December 29, 2012, expected defined benefit plan payments to retirees and beneficiaries are as follows:

Year	Amount
2013	$ 28,606
2014	28,957
2015	29,339
2016	29,636
2017	29,884
2018 – 2022	$ 154,521

9. STOCK OPTIONS, RESTRICTED STOCK, AND RESTRICTED STOCK UNITS

We have outstanding stock options, restricted stock, and restricted stock units pursuant to the 1999 Long-Term Incentive Plan, the 2008 Incentive Plan, and the 2010 Incentive Plan. These plans are administered by the Human Resources Committee of the Board of Directors and permit certain key employees to be granted non-qualified options, performance-based options, restricted stock, restricted stock units, or combinations thereof. Options must be issued at market value on the date of grant and expire in a maximum of ten years. As of December 29, 2012 there were 831 shares available for grant. Shares issued upon exercise of stock options or issuance of restricted shares may be new shares or shares issued from treasury stock. For the years ended December 29, 2012, December 31, 2011, and December 31, 2010, we recognized expense of $2,142, income of $510 and expense of $9,627, respectively. Income in 2011 resulted from a decrease in the fair value of outstanding restricted stock units.

A summary of stock option activity for the year ended December 29, 2012 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	2,293	$ 10.63		
Granted	43	1.35		
Exercised	—	—		
Forfeited or expired	(538)	14.28		
Outstanding at December 29, 2012	1,798	$ 9.31	4.6	$ —
Exercisable at December 29, 2012	1,285	$ 11.05	4.5	$ —

The aggregate intrinsic value is calculated using the difference between the market price at year end and the exercise price for only those options that have an exercise price that is less than the market price.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used to determine the fair value of options granted in the years ended December 29, 2012, December 31, 2011, and December 31, 2010:

	Fiscal Year Ended		
	2012	2011	2010
Risk-free interest rate	0.5%	1.6%	1.8%
Expected dividend yield	—	—	—
Expected life (in years)	4.0	4.0	4.0
Expected volatility	96.8%	83.8%	91.8%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to the expected life of the option grant. The dividend yield is calculated based upon the dividend rate on the date of the grant. Expected life is equal to the average expected term from the grant date until exercise. Expected volatility is calculated based upon the historical volatility over a period equal to the expected life of the option grant.

No options were exercised in 2012, 2011 or 2010. The weighted average fair value per share of options granted during the years ended December 29, 2012, December 31, 2011, and December 31, 2010 is $0.90, $2.83, and $4.37, respectively.

The fair value of the stock option and restricted stock awards is recognized as compensation expense on a straight-line basis over the vesting period, generally ranging from three to four years for stock options and up to five years for restricted stock.

A summary of non-vested restricted stock activity for the year ended December 29, 2012 is presented below:

	Shares	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2011	1,138	$ 6.28
Granted	934	1.83
Vested	(163)	4.68
Forfeited	(363)	4.39
Outstanding at December 29, 2012	1,546	$ 4.20

The total fair value, as of the vesting date, of restricted stock awards that vested during the years ended December 29, 2012, December 31, 2011, and December 31, 2010, was $255, $633, and $469, respectively.

As of December 29, 2012 there was $3,420 of total unrecognized compensation cost related to non-vested stock option and restricted stock awards outstanding under the plans. This cost is expected to be recognized over a weighted-average period of 0.95 years.

Since December 2008, we have awarded restricted stock units to certain key employees and executive officers. The awards may only be settled in cash. The awards are contingent on the achievement of both the Company's share price objectives and service-based retention periods. The awards expire on December 19, 2013. If the trailing 10 day average price of our common stock reaches the share price objective and the service retention period is satisfied, then the units will vest and the participant will be entitled to receive a cash payment for each unit that is equal to the share price objective. At December 29, 2012, all outstanding awards have a share price objective of $9.39 and a service retention period ending on the date upon which the trailing 10 day average price of our common stock reaches the share price objective. The awards are designed to reward participants for increases in share price as well as encouraging the long-term employment of the participants.

There are 1,042 restricted stock units outstanding as of December 29, 2012. No restricted stock units were granted, forfeited, or became vested during the year ended December 29, 2012. The fair value of the restricted stock unit awards is estimated and adjusted each quarter using binomial pricing models. The fair value of the awards was recognized as compensation expense ratably over the derived service period, which ended February, 2012.

The following assumptions were used to determine the fair value of the outstanding restricted stock units as of December 29, 2012:

Risk-free interest rate	0.2%
Expected dividend yield	—
Expected volatility	87.9%

The risk-free interest rate is based upon U.S. Treasury Securities with a term similar to that of the remaining term of the grant. The dividend yield is calculated based upon the dividend rate at December 29, 2012. Expected volatility is calculated based upon the historical volatility over a period equal to the remaining term of the grant.

10. COMMON STOCK AND EARNINGS (LOSS) PER SHARE

The company's restated certificate of incorporation includes authorization to issue up to 200,000 shares of Common Stock with a $1.00 per share stated value. As of December 29, 2012, 60,615 shares of Common Stock had been issued.

Weighted average shares used in the computation of basic and diluted loss per common share are as follows:

	Fiscal Year Ended		
	2012	2011	2010
Weighted average shares used for basic loss per common share	55,156	54,935	51,116
Effect of dilutive stock options and restricted stock	—	—	—
Weighted average shares used for diluted loss per common share	55,156	54,935	51,116

All potentially dilutive securities are excluded from the calculation of diluted earnings per share as we have generated a net loss for the years ended December 29, 2012, December 31, 2011, and December 31, 2010. For the year ended December 29, 2012, securities excluded from the calculation of diluted loss per share, because their inclusion would be antidilutive, include options to purchase 1,798 shares at an average price of $9.31 per share and 1,546 shares of restricted stock. For the year ended December 31, 2011, securities excluded from the calculation of diluted loss per share, because their inclusion would be antidilutive, include options to purchase 2,293 shares at an average price of $10.63 per share and 1,136 shares of restricted stock. For the year ended December 31, 2010, securities excluded from the calculation of diluted loss per share, because their inclusion would be antidilutive, include options to purchase 2,621 shares at an average price of $15.97 per share and 827 shares of restricted stock.

The company's Board of Directors adopted a Stockholders' Rights Agreement (the "Rights Agreement") to protect against a possible limitation on the company's ability to utilize net operating loss carry forwards to offset future taxable earnings and to protect against hostile takeovers.

In connection with the adoption of the Rights Agreement, the Board of Directors declared a distribution of one right (a "Right") for each outstanding share of Common Stock, no par value, of the company (the "Common Stock") to the stockholders of record as of the close of business on August 3, 2009, and for each share of Common Stock issued by the company thereafter and prior to the distribution date. Each Right entitles the holder, subject to the terms of the Rights Agreement, to purchase from the company one one-thousandth of a share (a "Unit") of Series B Junior Participating Preferred Stock, no par value, at a purchase price of $20.00 per Unit, subject to adjustment.

Rights are triggered under the Rights Agreement if any person or group acquires beneficial ownership of the Company's Common Stock in excess of 4.75%, with certain exceptions. Stockholders who owned 4.75% or more of the Common Stock at the time the Rights Agreement was adopted will not trigger the Rights under the Rights Agreement so long as they acquire no more than an additional 0.5% of the Common Stock, up to a maximum of 20%. In its discretion, the Board may exempt certain transactions and certain persons whose acquisition of Common Stock is determined by the Board not to jeopardize the company's net operating loss carry forwards and whose holdings following such acquisition will not equal or exceed 20% of the Company's outstanding Common Stock. On June 18, 2012, the Company entered into an Amended and Restated Stockholders Rights Agreement (the "Amended and Restated Rights Agreement"), to amend, restate, and extend the Rights Agreement. The Rights and the Rights Agreement expire on June 18, 2015, unless terminated earlier or extended by the Board.

11. INCOME TAXES

We file income tax returns in the United States federal jurisdiction and various state and foreign jurisdictions. With few exceptions, we are no longer subject to United States federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2004. The Internal Revenue Service ("IRS") has commenced full or limited scope examinations of our United States income tax returns for subsequent years through 2009. The company and the IRS have not agreed upon certain issues which remain in the Appeals process. We also have state examinations in progress.

We recognized income tax benefit of $1,774, $2,803, and $8,894 for the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively. In all years, income tax benefit includes 1) the effects of a valuation allowance maintained for federal and certain state deferred tax assets including net operating loss carry forwards, 2) expense for jurisdictions where we generated income but do not have net operating loss carry forwards available, 3) expense for certain jurisdictions where the tax liability is determined based on non-income related activities, such as gross sales, and 4) expense related to unrecognized tax benefits. The income tax benefit in the year ended December 29, 2012 primarily resulted from the reversal of a valuation allowance on state deferred tax assets. The income tax benefit in the year ended December 31, 2011 primarily resulted from impairment charges recorded to reduce the value of certain trade names and the related reduction in deferred tax liabilities associated with these indefinite lived intangible assets. The income tax benefit in the year ended December 31, 2010 was primarily driven by the utilization of additional net operating loss carry backs created from contributions to our pension plans. These 2010 contributions allowed us to utilize remaining carry back capacity from previous tax years.

At December 29, 2012, the deferred tax assets attributable to federal net operating loss carry forwards were $84,417, state net operating loss carry forwards were $31,642, federal tax credit carry forwards were $2,726, and state tax credit carry forwards were $213. The federal net operating loss carry forwards begin to expire in the year 2028, state net operating loss carry forwards generally start to expire in the year 2021, and tax credit carry forwards are subject to certain limitations. While we have no other limitations on the use of our net operating loss carry forwards, we are potentially subject to limitations if a change in control occurs pursuant to applicable statutory regulations.

We evaluated all significant available positive and negative evidence, including the existence of losses in recent years and our forecast of future taxable income, and, as a result, determined it was more likely than not that our federal and certain state deferred tax assets, including benefits related to net operating loss carry forwards, would not be realized based on the measurement standards required under the FASB Accounting Standard Codification section 740. As such, we maintain a valuation allowance for these deferred tax assets.

	Fiscal Year Ended		
	2012	2011	2010
Loss before income tax benefit:			
United States operations	$ 41,790	$ 39,598	$ 45,062
Foreign operations	7,253	6,955	2,858
	$ 49,043	$ 46,553	$ 47,920

Income tax benefit is comprised of the following:

	Fiscal Year Ended		
	2012	2011	2010
Current:			
Federal	$ 35	$ 103	$ (5,031)
State and local	(382)	(534)	(1,436)
Foreign	395	226	81
	48	(205)	(6,386)
Deferred	(1,822)	(2,598)	(2,508)
Income tax benefit	$ (1,774)	$ (2,803)	$ (8,894)

The following table reconciles the differences between the United States federal corporate statutory rate and our effective income tax rate:

	Fiscal Year Ended		
	2012	2011	2010
Federal corporate statutory rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal tax benefit	(5.5)%	(3.8)%	(4.0)%
Foreign rate differential	5.8%	5.5%	1.3%
Valuation allowance	31.7%	27.3%	20.4%
Other	(0.6)%	—	(1.3)%
Effective income tax rate	(3.6)%	(6.0)%	(18.6)%

The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

	December 29, 2012	December 31, 2011
Deferred tax assets attributable to:		
Expense accruals	$ 36,791	$ 36,674
Employee pension and other benefit plans	85,987	75,809
Property, plant, and equipment	2,210	—
Goodwill	2,365	3,027
Net operating loss and tax credit carry forward	118,998	101,582
Other	9,698	6,805
Total deferred tax assets	256,049	223,897
Deferred tax liabilities attributable to:		
Intangible assets	(24,538)	(23,742)
Inventory costs capitalized	(1,408)	(1,828)
Property, plant, and equipment	—	(537)
Prepaid expenses	(2,309)	(2,160)
Total deferred tax liabilities	(28,255)	(28,267)
Valuation allowance	(246,413)	(216,205)
Net deferred tax liabilities	$ (18,619)	$ (20,575)

At December 29, 2012 and December 31, 2011, $617 and $1,245 of deferred tax liabilities are classified as current other accrued expenses, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 29, 2012, December 31, 2011, and December 31, 2010 is as follows:

	Fiscal Year Ended		
	2012	2011	2010
Beginning balance	$ 6,054	$ 6,754	$ 8,301
Tax positions related to prior years			
Additions	—	610	24
Reductions	(305)	(79)	(48)
Tax positions related to current year			
Additions	172	27	32
Reductions	—	—	—
Settlements	305	(753)	(139)
Lapses in statute of limitations	(357)	(505)	(1,416)
Ending balance	$ 5,869	$ 6,054	$ 6,754

We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 29, 2012, December 31, 2011, and December 31, 2010, the liability for unrecognized tax benefits included accrued interest of $2,393, $2,451, and $3,183 and accrued penalties of $985, $985, and $1,011, respectively. We recognized interest expense of $285, $321, and $863 and penalty expense of $0, $1, and $43 related to unrecognized tax benefits in the statement of operations for the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively. The total amount of unrecognized tax benefits at December 29, 2012 that, if recognized, would affect the effective tax rate is $5,062. We believe that we have adequately accrued unrecognized tax benefits as of December 29, 2012 and it is reasonably possible that we will settle a significant share of the related tax positions in the next twelve months.

It is the Company's policy that any undistributed cumulative earnings of foreign subsidiaries will remain permanently reinvested outside the United States. However, as of December 29, 2012 there were no ($0) undistributed cumulative earnings of foreign subsidiaries.

12. OTHER LONG-TERM LIABILITIES

Other long-term liabilities includes the non-current portion of closed store lease liabilities, accrued workers compensation, accrued rent associated with leases with escalating payments, liabilities for unrecognized tax benefits, deferred compensation and long-term incentive plans, and various other non-current liabilities.

13. CONTINGENT LIABILITIES

We are involved, from time to time, in litigation and other legal proceedings incidental to our business. Management believes that the outcome of current litigation and legal proceedings will not have a material adverse effect upon our results of operations or financial condition. However, management's assessment of our current litigation and other legal proceedings could change in light of the discovery of facts with respect to legal actions or other proceedings pending against us not presently known to us or determinations by judges, juries or other finders of fact which are not in accordance with management's evaluation of the probable liability or outcome of such litigation or proceedings. Reasonably possible losses and amounts reserved for litigation and other legal proceedings are not material to our consolidated financial statements.

We are also involved in various claims relating to environmental matters at a number of current and former plant sites. We engage or participate in remedial and other environmental compliance activities at certain of these sites. At other sites, we have been named as a potentially responsible party under federal and state environmental laws for site remediation. Management analyzes each individual site, considering the number of parties involved, the level of our potential liability or contribution relative to the other parties, the nature and magnitude of the hazardous wastes involved, the method and extent of remediation, the potential insurance coverage, the estimated legal and consulting expense with respect to each site and the time period over which any costs would likely be incurred. Based on the above analysis, management believes at the present time that it is not reasonably possible that any claims, penalties or costs incurred in connection with known environmental matters will have a material adverse effect upon our consolidated financial position or results of operations. However, management's assessment of our current claims could change in light of the discovery of facts with respect to environmental sites, which are not in accordance with management's evaluation of the probable liability or outcome of such claims.

We are the prime tenant on operating leases that we have subleased to independent furniture dealers. In addition, we guarantee leases which primarily relate to company-branded stores operated by independent furniture dealers. These subleases and guarantees have remaining terms ranging up to five years and generally require us to make lease payments in the event of default by the sublessor or independent party. In the event of default, we have the right to assign or assume the lease with certain restrictions. As of December 29, 2012, the total amounts remaining under lease guarantees were $3,221. Our estimate of probable future losses under these guaranteed leases is not material.

We offer limited warranties on certain products. In addition, we accept returns of defective product. Our accounting policy is to accrue an estimated liability for these warranties and returns at the time revenue is recognized. This estimate is based upon historical warranty costs and returns and is adjusted for any warranty or return issues known at period end. The warranty and returns reserve is included partially as a valuation allowance against accounts receivable and partially as an accrued expense. The following table summarizes reserve for warranty and returns activity for the years ended December 29, 2012, December 31, 2011, and December 31, 2010:

	Fiscal Year Ended		
	2012	2011	2010
Beginning balance	$ 3,752	$ 4,508	$ 5,462
Additions to reserves	6,803	6,053	8,192
Less deductions from reserves	7,531	6,809	9,146
Ending balance	$ 3,024	$ 3,752	$ 4,508

14. LEASES

Certain of our real properties and equipment are operated under lease agreements. Rental expense under operating leases was as follows:

	Fiscal Year Ended		
	2012	2011	2010
Rent expense	$ 47,186	$ 52,771	$ 63,846
Sublease income	(6,810)	(7,827)	(8,388)
Net rent expense	$ 40,376	$ 44,944	$ 55,458

Included in rent expense for 2012, 2011, and 2010 were closed store lease charges of $665, $2,554, and $2,426, respectively.

Annual minimum payments under operating leases are as follows:

Year	Minimum Lease Payments	Minimum Lease Payments - Closed Stores	Total Minimum Lease Payments	Sublease Income	Net Minimum Lease Payments
2013	$ 32,667	$ 6,670	$ 39,337	$ 4,861	$ 34,476
2014	26,545	6,206	32,751	3,396	29,355
2015	17,904	3,569	21,473	1,134	20,339
2016	12,822	1,085	13,907	162	13,745
2017	9,795	357	10,152	122	10,030
thereafter	21,945	—	21,945	—	21,945
	$ 121,678	$ 17,887	$ 139,565	$ 9,675	$ 129,890

15. OTHER INCOME, NET

Other income, net consists of the following for the years ended December 29, 2012, December 31, 2011, and December 31, 2010:

	Fiscal Year Ended		
	2012	2011	2010
Interest income	$ 701	$ 799	$ 1,368
Other, net	12	768	(1,104)
	$ 713	$ 1,567	$ 264

16. CHANGE IN ESTIMATES

During 2010 we recorded changes in estimates related to certain international tax and trade compliance matters. As a result of favorable settlements and actions taken by the Company as well as other conditions during 2010, our estimate of the probable cost to resolve the matters decreased and we recognized a corresponding reduction in selling, general, and administrative expenses of $5,937.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Year ended December 29, 2012:				
Net sales	$ 263,953	$ 255,639	$ 265,474	$ 287,258
Gross profit	$ 54,604	$ 54,240	$ 64,008	$ 71,442
Net (loss) earnings	$ (22,897)	$ (17,981)	$ (6,770)	$ 379
Net (loss) earnings per common share - basic and diluted	$ (0.41)	$ (0.33)	$ (0.12)	$ 0.01
Common stock price range:				
High	$ 1.52	$ 1.65	$ 1.66	$ 2.08
Low	$ 0.89	$ 0.94	$ 1.12	$ 1.08
Year ended December 31, 2011:				
Net sales	$ 255,537	$ 258,047	$ 296,225	$ 297,856
Gross profit	$ 58,802	$ 57,541	$ 73,420	$ 77,544
Net loss	$ (9,496)	$ (24,546)	$ (6,649)	$ (3,058)
Net loss per common share - basic and diluted	$ (0.17)	$ (0.45)	$ (0.12)	$ (0.06)
Common stock price range:				
High	$ 2.17	$ 4.45	$ 5.25	$ 5.29
Low	$ 0.97	$ 2.01	$ 4.01	$ 3.80

Net (loss) earnings per common share were computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of computing average quarterly shares outstanding for each period.

The closing market price of the Common Stock on December 29, 2012 was $1.11 per share.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Furniture Brands International, Inc.:

We have audited Furniture Brands International, Inc.'s internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furniture Brands International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Furniture Brands International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Furniture Brands International, Inc. as of December 29, 2012 and December 31, 2011, and the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders' equity for each of the years in the three-year period ended December 29, 2012, and our report dated March 6, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

St. Louis, Missouri
March 6, 2013

Item 9. ***Changes in and Disagreements With Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

(a) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 29, 2012. In making this assessment, our management used the criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on an evaluation of the Company's internal controls over financial reporting as of December 29, 2012, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of such date, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 29, 2012, has been audited by KPMG LLP, our independent registered public accounting firm, as stated in their report in Part II, Item 8 of this Form 10-K.

(b) Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the fourth fiscal quarter ended December 29, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such terms are defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), as of December 29, 2012, the end of the period covered by this Annual Report on Form 10-K.

Disclosure controls and procedures are controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our management, including our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 29, 2012.

Item 9B. ***Other Information***

None

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item 10 (Directors, Executive Officers and Corporate Governance) is incorporated herein by reference from the information to be contained in our 2013 Proxy Statement to be filed with the U.S. Securities and Exchange Commission ("SEC") in connection with the solicitation of proxies for our 2013 Annual Meeting of Stockholders (the "2013 Proxy Statement"). The 2013 Proxy Statement will be filed within 120 days after the close of the year ended December 29, 2012. The information under the heading "Executive Officers" in Part I, Item 1 of this Form 10-K is also incorporated by reference in this section.

The Furniture Brands International, Inc. Code of Corporate Conduct is our code of ethics document applicable to all employees, including all officers and directors. The code incorporates our guidelines designed to deter wrongdoing and to promote honest and ethical conduct; full, fair, accurate and timely disclosure in SEC filings; and compliance with applicable laws and regulations. The full text of our code is published on our Investor Relations website at *furniturebrands.com*. We intend to disclose future amendments to certain provisions of our code, or waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Item 11. ***Executive Compensation***

The information required by this Item 11 (Executive Compensation) of Form 10-K will be included in the 2013 Proxy Statement. The 2013 Proxy Statement will be filed within 120 days after the close of the year ended December 29, 2012, and such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters***

The information required by this Item 12 (Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters), will be included in the 2013 Proxy Statement. The 2013 Proxy Statement will be filed within 120 days after the close of the year ended December 29, 2012, and such information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 (Certain Relationships and Related Transactions, and Director Independence) will be included in the 2013 Proxy Statement. The 2013 Proxy Statement will be filed within 120 days after the close of the year ended December 29, 2012, and such information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 (Principal Accountant Fees and Services) will be included in the 2013 Proxy Statement. The 2013 Proxy Statement will be filed within 120 days after the close of the year ended December 29, 2012, and such information is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) List of documents filed as part of this report:

1. *Financial Statements:*

Consolidated balance sheets, December 29, 2012 and December 31, 2011

Consolidated statements of operations for each of the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively.

Consolidated statements of comprehensive loss for each of the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively.

Consolidated statements of cash flows for each of the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively.

Consolidated statements of shareholders' equity for each of the years ended December 29, 2012, December 31, 2011, and December 31, 2010, respectively.

Notes to consolidated financial statements

Report of Independent Registered Public Accounting Firm

2. *Financial Statement Schedules:*

Valuation and qualifying accounts (Schedule II)

All other schedules are omitted as the required information is presented in the consolidated financial statements or related notes or are not applicable.

3. *Exhibits:*

The exhibits listed in the accompanying exhibit index are filed or are incorporated by reference as part of this Form 10-K.

Schedule II

FURNITURE BRANDS INTERNATIONAL, INC.
Valuation and Qualifying Accounts
(dollars in thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions From Reserves	Balance at End of Period
Allowances deducted from receivables on balance sheet:				
Year ended December 29, 2012:	$ 10,413	$ 3,567	$ (2,365)	$ 11,615
Year ended December 31, 2011:	$ 18,076	$ 9,805	$ (17,468)	$ 10,413
Year ended December 31, 2010:	$ 26,225	$ 9,172	$ (17,321)	$ 18,076

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Furniture Brands International, Inc.

By:
/s/ Ralph P. Scozzafava
Ralph P. Scozzafava
Chairman of the Board and Chief Executive Officer

March 6, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ralph P. Scozzafava Ralph P. Scozzafava	Chairman of the Board, Chief Executive Officer and Director (*Principal Executive Officer*)	March 6, 2013
/s/ Vance C. Johnston Vance C. Johnston	Chief Financial Officer (*Principal Financial Officer*)	March 6, 2013
/s/ Richard R. Isaak Richard R. Isaak	Vice President, Controller, Treasurer, Investor Relations and Chief Accounting Officer (*Principal Accounting Officer*)	March 6, 2013
/s/ Ira D. Kaplan Ira D. Kaplan	Director	March 6, 2013
/s/ Ann S. Lieff Ann S. Lieff	Director	March 6, 2013
/s/ Aubrey B. Patterson Aubrey B. Patterson	Director	March 6, 2013
/s/ George E. Ross, Ph.D. George E. Ross, Ph.D.	Director	March 6, 2013
/s/ Kent Hussey Kent Hussey	Director	March 6, 2013
/s/ James M. Zimmerman James M. Zimmerman	Director	March 6, 2013

EXHIBIT INDEX

Exhibit Index No.	Exhibit Description	Filed with The Form 10-K	Incorporated by Reference Form	Filing Date with the SEC	Exhibit No.
3.1	Restated Certificate of Incorporation of the Company, as amended		10-Q	May 14, 2002	3
3.2	By-Laws of the Company, as amended effective as of February 7, 2013	X			
3.3	Certificate of Designation of Series B Junior Participating Preferred Stock		8-K	August 4, 2009	3.1
4.1	Amended and Restated Stockholders Rights Agreement, dated as of June 18, 2012, between the Company and American Stock Transfer and Trust Company, LLC, as Rights Agent		8-K	June 19, 2012	4.1
10.1*	1999 Long-Term Incentive Plan, as amended		S-8	September 27, 2002	4(f)
10.2*	Form of Stock Option Grant Letter		8-K	February 2, 2005	10(b)
10.3*	Form of Restricted Stock Grant Letter		8-K	February 11, 2005	10(c)
10.5*	2008 Incentive Plan		S-8	December 19, 2008	4.1
10.6*	Form of Restricted Stock Unit Agreement under the 2008 Incentive Plan		8-K	December 22, 2008	10.1
10.7*	Form of Restricted Stock Award Agreement under the 2008 Incentive Plan		10-Q	May 8, 2009	10.4
10.8*	Form of Nonqualified Stock Option Agreement under the 2008 Incentive Plan		10-Q	May 8, 2009	10.5
10.9*	2012 - 2013 Furniture Brands Drive for Results Incentive Plan		8-K	June 28, 2012	10.1
10.10*	2010 Omnibus Incentive Plan		S-8	May 6, 2010	4.1
10.11*	Form of Restricted Stock Award Agreement under the 2010 Omnibus Incentive Plan		8-K	May 11, 2010	10.2
10.12*	Form of Restricted Stock Unit Agreement under the 2010 Omnibus Incentive Plan		8-K	May 11, 2010	10.3
10.13*	Form of Nonqualified Stock Option Agreement under the 2010 Omnibus Incentive Plan		8-K	May 11, 2010	10.4
10.14*	Form of Incentive Stock Option Agreement under the 2010 Omnibus Incentive Plan		8-K	May 11, 2010	10.5
10.15*	Form of Performance Share Agreement under the 2010 Omnibus Incentive Plan		8-K	May 11, 2010	10.6
10.16*	2010 Employee Stock Purchase Plan		S-8	May 6, 2010	4.2
10.17	Form of Indemnification Agreement between the Company and the Company's directors		10-Q	August 7, 2009	10.1
10.18*	Amended and Restated Restricted Stock Plan for Outside Directors, dated as of May 7, 2009		10-Q	August 7, 2009	10.2
10.19*	Amended and Restated Executive Employment Agreement dated February 4, 2010, between the Company and Ralph P. Scozzafava		8-K	February 10, 2010	10.1
10.20*	Form of Change of Control Agreement effective as of January 1, 2011		8-K	August 10, 2010	10.1
10.21*	Executive Severance Plan effective July 1, 2010		8-K	March 1, 2010	10.1
10.22*	Form of Executive Short-Term Incentive Plan		10-K	March 7, 2012	10.22
10.23*	Form of Executive Long-Term Incentive Plan		10-K	March 7, 2012	10.23
10.24*	Deferred Compensation Plan, restated effective January 1, 2011		10-Q	November 5, 2010	10.5
10.25*	First Amendment to Deferred Compensation Plan, effective January 1, 2012		10-K	March 7, 2012	

Exhibit Index No.	Exhibit Description	Filed with The Form 10-K	Incorporated by Reference		
			Form	Filing Date with the SEC	Exhibit No.
10.26	Credit Agreement dated September 25, 2012, by and among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., Maitland-Smith Furniture Industries, Inc. and Thomasville Furniture Industries, Inc., the Other Credit Parties named therein, the Lenders party thereto, and General Electric Capital Corporation, as Administrative Agent.		8-K	September 27, 2012	10.1
10.27	Term Loan Agreement dated September 25, 2012, by and among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., Maitland-Smith Furniture Industries, Inc. and Thomasville Furniture Industries, Inc., the Other Credit Parties named therein, the Lenders party thereto, and Pathlight Capital LLC, as Administrative Agent.		8-K	September 27, 2012	10.2
10.28	First Amendment dated February 25, 2013, to the Credit Agreement dated September 25, 2012, by and among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., Maitland-Smith Furniture Industries, Inc. and Thomasville Furniture Industries, Inc., the Other Credit Parties named therein, the Lenders party thereto, and General Electric Capital Corporation, as Administrative Agent.	X			
10.29	First Amendment dated February 6, 2013, to the Term Loan Agreement dated September 25, 2012, by and among the Company, Broyhill Furniture Industries, Inc., HDM Furniture Industries, Inc., Lane Furniture Industries, Inc., Maitland-Smith Furniture Industries, Inc. and Thomasville Furniture Industries, Inc., the Other Credit Parties named therein, the Lenders party thereto, and Pathlight Capital LLC, as Administrative Agent.	X			
21.1	List of Subsidiaries of the Company	X			
23.1	Consent of Independent Registered Public Accounting Firm	X			
31.1	Certification of Chief Executive Officer of the Company, Pursuant to Rule 13a-14(a)/15d-14(a)	X			
31.2	Certification of Chief Financial Officer (Principal Financial Officer) of the Company, Pursuant to Rule 13a-14(a)/15d-14(a)	X			
32.1	Certification of Chief Executive Officer of the Company, Pursuant to 18 U.S.C. Section 1350	X			
32.2	Certification of Chief Financial Officer (Principal Financial Officer) of the Company, Pursuant to 18 U.S.C. Section 1350	X			
101.INS	XBRL Instance Document	X			
101.SCH	XBRL Taxonomy Extension Schema Document	X			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	X			
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	X			
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	X			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	X			

* Indicates management contract or compensatory plan, contract or arrangement

Board of Directors and Executive Officers

Board of Directors

Kent J. Hussey [1,3]
Retired, former Chairman of the Board and Chief Executive Officer of Spectrum Brands, Inc.

Ira D. Kaplan [1*]
Former Chief Financial Officer of Claire's Stores Inc.

Ann S. Lieff [1,2]
President, The Lieff Company

Aubrey B. Patterson [†2,3*]
Chairman of the Board and Chief Executive Officer of Bancorpsouth, Inc.

George E. Ross, Ph.D. [1,3]
President, Central Michigan University

Ralph P. Scozzafava
Chairman of the Board and Chief Executive Officer of the Company

James M. Zimmerman [2*]
Retired, former Chairman of the Board and Chief Executive Officer of Federated Department Stores, Inc.

[†] Lead Director

Committees of the Board
[1] Audit Committee
[2] Human Resources Committee
[3] Governance and Nominating Committee
* indicates Committee Chairman

Executive Officers

Ralph P. Scozzafava
Chairman of the Board and Chief Executive Officer

Meredith M. Graham
Senior Vice President, General Counsel and Corporate Secretary

Raymond J. Johnson
Senior Vice President, Global Supply Chain

Vance C. Johnston
Senior Vice President and Chief Financial Officer

Mary E. Sweetman
Senior Vice President, Human Resources

Richard R. Isaak
Controller and Chief Accounting Officer

Daniel R. Bradley
President, Designer Brands Group

Mark E. Stephens
President, Broyhill Furniture Industries

Edward D. Teplitz
President,
Thomasville Furniture Industries

Mark A. Wiltshire
President, Special Markets

Investor Information

Corporate Offices

1 North Brentwood Blvd.
15th Floor
St. Louis, Missouri 63105
(314) 863-1100
furniturebrands.com

Form 10-K

Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 29, 2012. Requests should be directed to Investor Relations at the address above.

Transfer Agent and Registrar for Common Stock

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Contact us at:
1-800-937-5449 or www.amstock.com
Email inquiries may be sent to
info@amstock.com

Exchange Listing

Common shares are listed on the New York Stock Exchange (trading symbol: FBN)

Annual Meeting

The Annual Meeting of Stockholders will be at 9:00 a.m. CDT on Thursday, May 2, 2013 at the Company's corporate office at:
1 North Brentwood Blvd.
15th Floor
St. Louis, Missouri 63105

Independent Registered Public Accounting Firm

KPMG LLP
10 S. Broadway, Suite 900
St. Louis, Missouri 63102
(314) 444-1400

Forward-Looking Information: Please refer to Part II, Item 7 of the Company's 2012 Annual Report on Form 10-K for a description of the substantial risks and uncertainties related to the forward-looking statements included in this Annual Report.


FurnitureBrands
furniturebrands.com